Exhibit 2.1

EXECUTION COPY

AMENDED AND RESTATED

STOCK PURCHASE AGREEMENT AND PLAN OF MERGER

by and among

THE SHAREHOLDERS LISTED ON ANNEX I HERETO,

EQUINOX HOLDINGS, INC.,

NCP-EH RECAPITALIZATION CORP,

and

NCP-EH, L.P.

dated as of October 16, 2000,

as amended as of December 14, 2000

TABLE OF CONTENTS

SECTION 1.	DEFINITIONS
SECTION 2.	MERGER AND STOCK PURCHASE
2.1.	Merger; Purchase of Shares
2.2.	Issuance of Purchased Shares and Cash Payment
2.3.	Conversion or Cancellation of Shares
2.4.	Exchange Of Certificates
2.5.	Certificate of Incorporation; By-Laws
2.6.	Directors and Officers of the Surviving Corporation
2.7.	Effective Time
2.6.	Options
2.9.	Cash Escrow Deposit
2.10.	Closing
2.11.	2000 Contingent Share Payment
2.12.	2003 Contingent Payment
2.13.	Exit Payment
2.14.	Payment of 2003 Contingent Payment, Exit Payment and Additional Exit Payment
2.15.	Accounting Policies and Practices in Determining Adjusted EBITDA
SECTION 3.	REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY
3.1.	Organization and Good Standing of the Company
3.2.	Subsidiaries
3.3.	Capitalization; Title to Shares
3.4.	Authority, Approvals and Consents
3.5.	Financial Statements
3.6.	Absence of Material Adverse Change; Conduct of Business
3.7.	Taxes
3.8.	Legal Matters
3.9.	Real Property
3.10.	Contracts
3.11.	Employee Benefit Plans
3.12.	Intellectual Property

i

3.13.	Brokers
3.14.	Environmental Matters
3.15.	Transactions with the Shareholders
3.16.	Insurance
3.17.	Labor Matters
3.18.	Assets
3.19.	Undisclosed Liabilities, etc
3.20.	Energy Wear EBITDA
3.21.	No Other Representations or Warranties
SECTION 4.	REPRESENTATIONS AND WARRANTIES REGARDING PURCHASER
4.1.	Organization of the Purchaser
4.2.	Power; Authorization; Consents
4.3.	Brokers
4.4.	Investment Intent of the Purchaser
4.5.	Financing Commitments
4.6.	Litigation
SECTION 5.	COVENANTS
5.1.	Access; Confidentiality
5.2.	Announcements
5.3.	Consents; Cooperation
5.4.	Additional Agreements
5.5.	Notification of Certain Matters
5.6.	Hart-Scott-Rodino
5.7.	Further Assurances
5.8.	Retention of Books and Records
5.9.	Employee Benefit Plans
5.10.	Conduct of Business Prior to the Closing
5.11.	Shareholders’ Rights with Respect to Resales
5.12.	Transfer Taxes
5.13.	Landlord Consents
5.14.	Termination of Existing Shareholder Agreements
5.15.	Indemnification

5.16.	Access to Tax Records
5.17.	Liquidation of Certain Subsidiaries
5.18.	Use of Business Marks
5.19.	Non-Competition; Non-Disparagement
5.20.	Non-Solicitation of Employees
5.21.	Cash Adjustments; Capital Expenditures
5.22.	No Solicitation
5.23.	Special Distribution
5.24.	Release of Shareholder Guarantees
5.25.	Section 338 Election
5.26.	Promotions and Sales Efforts
SECTION 6.	CONDITIONS TO THE OBLIGATIONS OF PURCHASER
6.1.	Representations and Warranties; Covenants
6.2.	Hart-Scott-Rodino
6.3.	Absence of Injunction
6.4.	Directors
6.5.	Section1445(b)(2) Affidavit
6.6.	Certificates
6.7.	No Material Adverse Effect
6.8.	Financing
6.9.	Corporate Proceedings
6.10.	Shareholders Agreement and Registration Rights Agreement
6.11.	Lien Releases
6.12.	Governmental Consents
6.13.	Construction Contracts
6.14.	Opinions
6.15.	Option Consents
6.16.	Cash Adjustments Calculation
6.17.	Lessor Notice
SECTION 7.	CONDITIONS TO THE OBLIGATIONS OF THE SHAREHOLDERS
7.1.	Representations and Warranties; Covenants.
7.2.	Hart-Scott-Rodino

7.3.	Absence of Injunction
7.4.	Certificates
7.5.	Corporate Proceedings
7.6.	Opinions
7.7.	Option Consents
7.8.	Cash Adjustments Calculation
SECTION 8.	TERMINATION
8.1.	Termination
8.2.	Effect of Termination
SECTION 9.	SURVIVAL AND INDEMNIFICATION
9.1.	Survival
9.2.	Shareholders’ Indemnification
9.3.	The Purchaser’s Indemnification
9.4.	Claims by Third Parties
9.5.	Apportionment of Taxes
9.6.	Tax Returns.
9.7.	Contests
9.8.	Indemnification for Taxes
9.9.	Post Allocation Date Taxes
SECTION 10.	MISCELLANEOUS
10.1.	Headings
10.2.	Notices
10.3.	Assignment
10.4.	Entire Agreement
10.5.	Amendment; Waiver
10.6.	Counterparts
10.7.	Governing Law
10.8.	Severability
10.9.	Consent to Jurisdiction
10.10.	Third Person Beneficiaries
10.11.	Representations and Warranties; Disclosure Schedule; No Waiver
10.12.	United States Dollars

10.13.	Expenses
10.14.	Shareholders’ Representative
10.15.	Options
Annex I	The Shareholders
Annex II	Cashed Out and Rollover Common Shares
Annex III	Cashed Out and Rollover Options
Annex IV	Directors and Officers of Surviving Corporation
Exhibit A	Form of Certificate of Incorporation of the Surviving Corporation
Exhibit B	Form of Bylaws of the Surviving Corporation
Exhibit C	Form of Shareholders Agreement
Exhibit D	Form of Registration Rights Agreement
Exhibit E	Form of Opinion of Cleary, Gottlieb, Steen & Hamilton
Exhibit F	Form of Opinion of Debevoise & Plimpton
Exhibit G	Form of Cash Escrow Agreement
Exhibit H	Form of Share Escrow Agreement

v

AMENDED AND RESTATED STOCK PURCHASE AGREEMENT AND PLAN OF MERGER

THIS AMENDED AND RESTATED STOCK PURCHASE AGREEMENT AND PLAN OF MERGER dated as of this     day of December, 2000, with effect as of the 16th day of October, 2000, by and among the holders of shares of Common Stock listed on Annex I hereto (each a “Shareholder” and collectively, the “Shareholders”). Equinox Holdings, Inc., a Delaware corporation (the “Company”). NCP-EH Recapitalization Corp., a Delaware corporation (“MergerCo”), and NCP-EH, L.P., a Delaware limited partnership (the “Purchaser”).

RECITALS

WHEREAS, the Shareholders are the record and beneficial owners of all of the issued and outstanding shares of capital stock of the Company, in the respective proportions set forth opposite their names in Annex I hereto;

WHEREAS, the Board of Directors of MergerCo has approved, and deems it advisable and in the best interests of the shareholders of MergerCo to participate in, the recapitalization (the “Recapitalization”) of the Company, upon the terms and subject to the conditions set forth herein;

WHEREAS, the Board of Directors of the Company has approved, and deems it advisable and in the best interests of the shareholders of the Company to consummate, the Recapitalization, upon the terms and subject to the conditions set forth herein;

WHEREAS, in furtherance of the Recapitalization, the Board of Directors of the Company and the Board of Directors of MergarCo have each approved this Agreement and the merger of MergerCo with and into the Company in accordance with the terms of this Agreement and the Delaware General Corporation Law (the “DGCL”):

WHEREAS, in connection with the Recapitalization, the Purchaser desires to purchase and the Company desires to issue and sell to the Purchaser shares of common stock of the Company on the terms and conditions set forth in this Agreement;

WHEREAS, certain employees and consultants of the Company have options to purchase shares of Common Stock (the “Options”) pursuant to the Equinox Holdings, Inc. 1998 Stock Option Plan (the “Stock Option Plan”) or other agreements;

WHEREAS, the parties hereto wish to provide for the termination or liquidation of certain Options held by certain Persons (subject to the consent of such Persons) and the conversion of the remaining Options held by such Persons, into options to purchase shares of Surviving Corporation Common Stock, and

WHEREAS, the parties hereto amend and restate in its entirety hereby the Stock Purchase Agreement and Plan of Merger, dated as of October 16, 2000, by the execution of this Agreement.

Accordingly, in consideration of the premises and of the respective covenants and agreements contained herein, the parties hereto hereby agree as follows;

SECTION 1.  DEFINITIONS

In this Agreement, except as expressly provided herein or as the context otherwise requires:

“2000 Adjusted EBITDA” means the sum of (i) EBITDA of the Company and its Subsidiaries (which shall not include Bell Development Corporation) for the 12 months ended December 31, 2000, (ii) EBITDA of Energy Wear for the 12 months ended December 31, 2000, (iii) transaction fees and expenses incurred by the Company in connection with the transactions contemplated by this Agreement (including special bonuses and similar non-recurring compensation related to the transactions contemplated by this Agreement paid to employees of the Company and its Subsidiaries to the extent deducted in arriving at the amount referred to in the foregoing clause (i)) and (iv) any lease or rental expense for the period January through March, 2000 only relating to the Company’s Scarsdale, New York facility to the extent deducted in arriving at the amount referred to in the foregoing clause (i).

“2000 EBITDA Certificate” shall have the meaning given such term in Section 2.11.

“2000 Escrow Agent Certificate” shall have the meaning given such term in Section 2.11.

“2000 Financials” shall have the meaning given such term in Section 2.11.

“2003 Adjusted EBITDA” means the EBITDA of the Company and its Subsidiaries for the 12 months ended December 31, 2003; provided that the “2003 Adjusted EBITDA” shall: (i) include EBITDA in respect of third party investments made or businesses acquired by the Company or its Subsidiaries from and after the date hereof only to the extent that (A) such investments or acquired businesses represent no more than two health club facilities, and (B) the contribution to EBITDA from such investments or acquisitions is positive; and (ii) include only EBITDA relating to health club facilities that have commenced full operations on or prior to December 31, 2002.

“2003 Contingent Payment” shall have the meaning given such term in Section 2.12.

“2003 EBITDA Certificate” shall have the meaning given such term in Section 2.12.

“2003 Financials” shall have the meaning given such term in Section 2.12.

“Additional Exit Payment” shall have the meaning given such term in Section 2.13.

“Affiliate” means with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. A Person will be deemed to control a corporation if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such corporation, whether through the ownership of voting securities, by contract or otherwise. Notwithstanding the foregoing, for purposes of this Agreement, neither the Company nor any Subsidiary shall be an Affiliate of a Shareholder.

“Agreement” means this Agreement and Plan of Merger, including all recitals, schedules and the Disclosure Schedule relating hereto.

“Ancillary Agreements” means the Registration Rights Agreement, the Shareholders Agreement, the Cash Escrow Agreement and the Share Escrow Agreement.

“Assets” shall have the meaning given such term in Section 3.18.

“beneficial ownership” shall have the meaning ascribed to it in Rule 13d-3 under the Securities Exchange Act of 1934.

“Business Day” means any day which is not a Saturday, Sunday or any other day on which banks in the State of New York are authorized or required by law to close.

“Cash” means cash on hand or in a demand deposit account maintained with a commercial bank or trust company having a total capital and surplus of at least $100,000,000.

“Cash Adjustments” means the excess of (i) the sum of: (A) Net Debt immediately prior to the Closing; (B) the aggregate amount of Company Advisory Fees; (C) the Special Distribution Amount; (D) any state or local sales tax refund received by the Company on or before the Closing and (E) the amount of any Transaction Bonuses, over (ii) the lesser of $1,500,000 and the excess of (x) the Net Debt immediately prior to the Closing over (y) the Net Debt as of September 30, 2000.

“Cash Escrow Agreement” means the Cash Escrow Agreement, dated the Closing Date, by and between the Surviving Corporation and the Shareholders, substantially in the form of Exhibit G hereto, with respect to the administration and disposition of the Escrowed Funds.

“Cash Out Consent” shall have the meaning given such term in Section 2.8.

“Cashed Out Option” shall have the meaning given such term in Section 2.8.

“Cashed Out Option Ratio” means the product of the Fractional Share and the aggregate number of Cashed Out Option Shares.

“Cashed Out Option Shares” means the shares of Common Stock underlying the Cashed Out Options.

“Cashed Out Qptionholder” shall mean a holder of a Cashed Out Option.

“Cashed Out Share Ratio” means the product of the Fractional Share and the number of Common Shares immediately prior to the Effective Time.

“Cash Payment” shall have the meaning given such term in Section 2.14.

“Certificate of Merger” shall have the meaning given such term in Section 2.7.

“Childs” shall have the meaning given such term in Section 4.5.

“Closing” means the consummation of the Recapitalization and related transactions contemplated by this Agreement.

“Closing Date” means the date on which the Closing occurs as determined by Section 2.10 of this Agreement.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Shares” means, as of any date, all shares of Common Stock issued and outstanding on such date.

“Common Stock” means the common stock, par value $0.01 per share, of the Company.

“Company Advisory Fees” means all fees and expenses owing by the Company to Bear, Stearns & Co., H&F Capital Services, Arthur Andersen LLP and Cleary, Gottlieb, Steen & Hamilton and all other fees and expenses owing to any other advisor to the Company or otherwise payable by the Company in connection with the transactions contemplated hereby.

“Company Agreement” means any mortgage, indenture, note, agreement, contract, lease, license, instrument or other commitment, arrangement or understanding of any kind, to which the Company or a Subsidiary is a party or by which the Company or a Subsidiary or any of their respective properties may be bound or affected.

“Company Intellectual Property” shall have the meaning given such term in Section 3.12.

“Competing Transaction” shall have the meaning given such term in Section 5.24.

“Confidentiality Agreement” means the Confidentiality Agreement between the Purchaser and the Company dated April 25, 2000.

“Consent” means any consent, approval, authorization, waiver, permit, grant, franchise, concession, agreement, license, certificate, exemption, order, registration, declaration, filing, report or notice of, with or to any Person.

“Converted Option” shall have the meaning given such term in Section 2.8.

“Contest” means any audit, court proceeding or other dispute with respect to any Tax matter that affects the Company or any of the Subsidiaries, as the case may be.

“Debt” shall mean (i) obligations for borrowed money, (ii) capitalized lease obligations, (iii) obligations under interest rate agreements and currency agreements, (iv) obligations which are evidenced by notes, acceptances or other instruments, (v) obligations representing the deferred purchase price of property or services (other than accounts payable arising in the ordinary course of business) and (vi) guarantees of any of the foregoing, provided that Debt shall not include standby letters of credit and any New Debt Financing.

“Deferred Payment” shall have the meaning given such term in Section 2.13A.

“Delaware Secretary of State” shall have the meaning given such term in Section 2.7.

“Disclosure Schedule” means the disclosure schedule relating to this Agreement, delivered by the Shareholders to the Purchaser concurrently with the execution of this Agreement.

“Dispute Auditor” shall have the meaning given such term in Section 2.11.

“EBITDA” with respect to any period shall mean audited net income for such period plus, without duplication: net interest expense (interest expense less interest income); Taxes; depreciation; amortization; owners’ expenses to the extent that they do not continue to be payable to the Shareholders post-Closing; management, advisory or similar fees; all salary and benefits paid or payable to non-employee shareholders (or their affiliates); the amount of non-cash stock compensation expenses (net of non-cash stock compensation income) to the extent deducted or included in arriving at audited net income; the amount of the net change in deferred rent from the beginning of such period to the end of the period, as shown on the balance sheet of the Company contained in the audited financial statements of the Company for such period, all determined in accordance with GAAP as in effect on the date of this Agreement in a manner consistent with the Financial Statements as illustrated in Section 3.5 of the Disclosure Schedule.

“Effective Time” shall have the meaning given such term in Section 2.7.

“Employee Benefit Plan” shall have the meaning given such term in Section 3.11.

“Energy Wear” means Energy Wear, Inc., a New York corporation.

“Entity” shall have the meaning given such term in Section 5.19.

“Environmental Law” means any and all federal, state or local laws, ordinances or regulations relating to pollution, the protection of human health or safety or the environment and the discharge or release of materials into the environment.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Account” shall have the meaning given such term in Section 2.9.

“Escrow Agent” means an escrow agent appointed by the Purchaser and the Shareholders’ Representative pursuant to the Cash Escrow Agreement or the Share Escrow Agreement, as the case may be.

“Escrow Agent Termination Certificate” shall have the meaning given such term in Section 2.11.

“Escrow Withholding Amount” shall have the meaning given such term in Section 2.4.

“Escrowed Funds” shall have the meaning given such term in Section 2.9.

“Escrowed Shares” shall have the meaning given such term in Section 2.11.

“Exit Event” shall mean (i) any sale, merger or other transaction as a result of which NCP, Childs and their Affiliates shall have disposed, directly or indirectly, for cash of beneficial ownership of 75% or more of the shares of Surviving Corporation Common Stock held by them at the Closing or (ii) any underwritten public offering of Surviving Corporation Common Stock as a result of which a majority of the shares of Surviving Corporation Common Stock held by the Purchaser and its Affiliates at the Closing shall have been disposed of.

“Exit Payment” shall have the meaning given such term in Section 2.13.

“Exit Payment Date” shall have the meaning given such term in Section 2.13.

“Financial Statements” means the consolidated balance sheets of the Company as of December 31, 1999 and June 30, 2000 (which at such dates did not include Energy Wear), and the related statements of income, stockholders equity and cash flow for the periods then ended and the notes thereto accompanied, in the case of the statements as at and for the fiscal year ended December 31, 1999, by the audit or review report thereon of Arthur Andersen LLP.

“Fractional Share” means the fraction the numerator of which is one (1) and the denominator of which is the sum of (i) the total number of Common Shares immediately prior to the Effective Time and (ii) the total number of Cashed Out Option Shares.

“GAAP” shall mean United States generally accepted accounting principles.

“Governmental Authority” shall mean any court, arbitral tribunal, administrative agency or commission or other governmental or regulatory authority, whether domestic or foreign.

“Hazardous Material” shall mean any substance, chemical, compound, product, solid, gas, liquid, waste or byproduct which is classified or regulated as “hazardous” or “toxic” pursuant to any Environmental Law and includes, without limitation, asbestos, PCBs and petroleum (including crude oil or any fraction thereof).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Impairments” has the meaning given such term in Section 3.9.

“Indemnitee” shall mean the Purchaser Indemnitees or the Shareholders upon receipt by, as the case may be, the Purchaser Indemnitees, the Shareholders or the Company of a Third Party Claim.

“Indemnitor” shall mean any of the Purchaser Indemnitors or the Shareholders upon receipt by, as the case may be, the Purchaser Indemnitors or the Shareholders of a claim for indemnification from the Indemnitee pursuant to a Third Party Claim.

“Initial Escrowed Shares” means a number of shares of Surviving Corporation Common Stock equal to $10,000,000 divided by the Value Per Share, rounded to the nearest whole number of shares.

“Intellectual Property” means all of the following: (i) United States and foreign trademarks and service marks (registered or unregistered), applications to register, or renewal of registrations of, trademarks and service marks, and trade names, and all goodwill associated therewith; (ii) United States and foreign patents, patentable inventions, discoveries, improvements, ideas, know-how and processes; (iii) trade secrets and the right to limit the use or disclosure thereof; (iv) copyrights in all works; (v) computer software, data and documentation; and (vi) domain names.

“Knowledge of the Shareholders”, or words of similar import, means the actual knowledge of the Principal Shareholders after due inquiry of appropriate officers of the Company.

“Knowledge of the Purchaser”, or words of similar import, means the actual knowledge of Benjamin James, Adam Saltzman and Marc Magliacano.

“Leased Property” shall have the meaning given such term in Section 3.9 hereof.

“Legal Requirements” means all statutes, ordinances, codes, rules, regulations. standards, judgments, decrees, writs, rulings, injunctions, orders and other requirements of any Governmental Authority that are applicable to the Company and any of its property.

“Lien” means any encumbrance, mortgage, charge, right or other security interest.

“Liquidation Subsidiary” shall have the meaning given such term in Section 5.17.

“Losses” means, in respect of the Purchaser Indemnitees or the Shareholders, any and all losses, liabilities, claims and reasonable expenses of defense thereof (including, without limitation, fees and disbursements of counsel, but excluding compensation paid to employees of the Purchaser indemnitees or the Shareholders or their respective Affiliates, as the case may be, in connection with such defense); provided, however, that the amount of any Losses shall be net of any amounts recovered or recoverable under applicable insurance policies; and provided, further, that Losses incurred by the Purchaser Indemnitees shall not include (a) any losses, liabilities, claims or expenses relating to any matter to the extent there is included in the Financial Statements a liability or reserve relating to such matter, but only to the extent of such liability or reserve, or (b) consequential, exemplary or punitive damages, losses or liabilities (except with respect to Sections 5.18, 5.19 and 5.20).

“Material Adverse Effect” means any material adverse effect on the business, operations, assets, financial condition, properties or results of operations of the Company and its Subsidiaries, taken as a whole.

“Material Agreement” means each Company Agreement that is material to the business, operations, assets, financial condition or properties of the Company and its Subsidiaries, taken as a whole, including, without regard to materiality, each of the following Company Agreements:

(i)            any mortgage, indenture, note, installment obligation or other instrument, agreement or arrangement for or relating to borrowing of money by the Company or a Subsidiary in excess of $100,000, individually or in the aggregate under such Company Agreement;

(ii)           any guaranty, direct or indirect, by the Company or a Subsidiary of any obligation for borrowed money, excluding endorsements made for collection in the ordinary course of business in excess of $100,000, individually or in the aggregate under such Company Agreement;

(iii)          any obligation to sell or to register the sale of any of the Common Shares or other securities of the Company or a Subsidiary;

(iv)          any obligation to make payments, contingent or otherwise, arising out of the prior acquisition of the business of other persons;

(v)           any collective bargaining agreement with any labor union;

(vi)          any lease or similar arrangement for the use of personal property involving payments by the Company or a Subsidiary in excess of $100,000 per annum, individually or in the aggregate under such Company Agreement;

(vii)         any Company Agreement to which any Shareholder or any Affiliate of a Shareholder is a party;

(viii)        any Company Agreement providing for aggregate payments in excess of $100,000 per annum after the Closing that is not terminable by the Company or a Subsidiary on less than 180 days’ notice without penalty;

(ix)           any Company Agreement containing non-competition covenants binding on the Company or a Subsidiary;

(x)            any partnership, joint venture or similar agreement to which the Company or a Subsidiary is a party; and

(xi)           any employment or consulting contracts, arrangements, commitments or understandings of any kind with any officer, director, employee or consultant of the Company or a Subsidiary which may not be terminated by the Company or a Subsidiary without penalty upon not more than 90 days’ notice, pursuant to which payments may be required to be made following the Closing.

“Merger” has the meaning given such term in Section 2.1.

“Merger Consideration” means the cash and shares of Surviving Corporation Common Stock paid to Shareholders and Cashed Out Optionholders pursuant to this Agreement.

“NCP” shall have the meaning given such term in Section 4.5.

“Net Debt” means, as of any time, the excess of (i) Debt of the Company and its Subsidiaries (other than (1) Debt in an amount not exceeding $360,000 in respect of the note owing by the Company and its Subsidiaries to SKW II Real Estate Limited Partnership and (2) up to $3,500,000 of capitalized lease obligations) at such time over (ii) Cash of the Company and its Subsidiaries at such time.

“New Debt Financing” shall mean, collectively, (i) the senior debt financing described in clause (i) of Section 4.5 and (ii) the Senior Subordinated Notes and the Subordinated Notes Documents (as such term is defined in the Senior Subordinated Note Agreement).

“New Equity Base” means a number equal to the product of (i) 1.07527 and (ii) the sum of the number of Purchased Shares and the number of Warrant Shares.

“Options” shall have the meaning given such term in the Recitals.

“Option Indemnitor Shares” means the shares of Common Stock underlying Cashed Out Options held by persons who agree to be bound by the indemnification obligations of the Shareholders set forth in Section 9.2.

“Option to Share Ratio” means a fraction, the numerator of which is the number of Cashed Out Options and the denominator of which is the total number of Common Shares immediately prior to the Effective Time.

“Owned Property” shall have the meaning given such term in Section 3.9.

“Per Share Cash Consideration” means the product of (i) the excess of (A) $157,400,000 over (B) the sum of the Cash Adjustments and the Rollover Value, and (ii) the Fractional Share.

“Per Share Stock Consideration” means a number of shares of Surviving Corporation Common Stock equal to the product of (i) the sum of (A) the number of Rollover Common Shares and (B) the number of shares of Surviving Corporation Common Stock underlying the options issued pursuant to Section 2.8(b)(i) and (ii) the Fractional Share.

“Permitted Liens” are (a) Liens reflected or reserved against in the Financial Statements, to the extent so reflected or reserved, (b) Liens granted to secure obligations under the Revolving Facility, to the extent they will be released at or prior to Closing, (c) Liens for Taxes not yet due and payable or which are being contested in good faith and by appropriate proceedings, (d) easements, restrictions, covenants or other similar matters set forth in any deed conveying title to real property or any recorded instrument, agreement or plat (other than those that would have a material adverse effect on the use of the property), (e) statutory Liens of landlords for amounts not yet due and payable, (f) liens of carriers, warehousemen, mechanics and materialmen incurred in the ordinary course of business for amounts not yet due and payable, or (g) statutory liens for sums that are not yet due and payable.

“Person” means and includes an individual, corporation, partnership (limited or general), joint venture, association, trust, limited liability company, any other unincorporated organization or entity and a governmental entity or any department or agency thereto.

“Principal Shareholder” means any of Donato Errico, Jr., Vito Errico and Lavinia Errico (Ms.)

“Property Leases” shall have the meaning given such term in Section 3.9.

“Purchase Price” means the product of (a) the number of Purchased Shares and (b) the Value Per Share.

“Purchased Shares” means a number (rounded to the nearest whole share) of newly issued shares of Surviving Corporation Common Stock equal to (A)(i)(x) the Total Equity Value less the Rollover Option Value, divided by (y) the Value Per Share, less (ii) the product of (a) the number of Warrant Shares, (b) the Recap Fraction and (c) the sum of one (1) and the Option to Share Ratio, divided by (B) the sum of (i) one (1), (ii) the Recap Fraction and (iii) the product of the Recap Fraction and the Option to Share Ratio.

“Purchaser Indemnitees” shall have the meaning given such term in Section 9.2.

“Purchaser Idemnitors” shall have the meaning given such term in Section 9.3.

“Purchaser Internal Rate of Return” shall mean the net cash on cash internal rate of return to the Purchaser on its equity investment in the Company, compounded annually (on a pro forma basis for the aggregate increase after deducting the amount of any Exit Payment and Additional Exit Payment).

“Real Property” shall mean the Owned Property and the Leased Property.

“Recapitalization” shall have the meaning given such term in the Recitals.

“Recap Fraction” shall mean 0.07527 (or 7 divided by 93).

“Registration Rights Agreement” shall have the meaning given such term in Section 6.10.

“Release” shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the environment.

“Resale Period” shall have the meaning given such term in Section 5.11.

“Resale Profit” shall have the meaning given such term in Section 5.11.

“Restriction Period” shall have the meaning given such term in Section 5.19.

“Revolving Facility” means the First Amended and Restated Credit Agreement, dated as of February 28, 2000, among the Company, as borrower, the Lenders party thereto and The Bank of New York, as Administrative Agent and Issuing Bank.

“Rollover Common Shares” means a number of shares of Surviving Corporation Common Stock (rounded to the nearest whole number) equal to the product of 0.07 and the New Equity Base.

“Rollover Options’’ shall have the meaning given such term in Section 2.8(c).

“Rollover Option Value” shall mean the product of (a) the number of Rollover Options and (b) the Value Per Share.

“Rollover Value” means the product of (i) the sum of the number of the Rollover Common Shares and the number of shares of Surviving Corporation Common Stock underlying the Rollover Options and the Surviving Corporation Stock Options issued pursuant to Section 2.8(b)(i) and (ii) the Value Per Share.

“Scarsdale Action” shall have the meaning given such term in Section 9.2(a).

“Senior Subordinated Note Agreement” shall mean that certain Senior Subordinated Note and Warrant Purchase Agreement, dated as of December 15, 2000, by and among the Surviving Corporation and the purchasers named therein.

“Senior Subordinated Notes” shall mean the $ 50,000,000 aggregate principal amount of 14% Senior Subordinated Notes of the Surviving Corporation to be issued pursuant to the Senior Subordinated Note Agreement in connection with the Recapitalization.

“Share Escrow Account” shall have the meaning given such term in Section 2.11.

“Share Escrow Agreement” means the Share Escrow Agreement, to be entered into on the Closing Date, substantially in the form attached as Exhibit H hereto, by and between the Surviving Corporation and the Shareholders with respect to the administration and disposition of the Escrowed Shares.

“Shareholder Trademarks” shall have the meaning given such term in Section 3.12.

“Shareholders Agreement” shall have the meaning given such term in Section 6.10.

“Shareholders’ Representative” shall have the meaning given such term in Section 10.14.

“Special Distribution Amount” shall have the meaning given such term in Section 5.23.

“Stock Option Plan” shall have the meaning given such term in the Recitals.

“Stock Purchase” shall have the meaning given such term in Section 2.1.

“Subsidiaries” or “Subsidiary” shall mean any corporation of which the Company, directly or indirectly, owns a majority of the common stock or has the power to vote or direct the voting of sufficient securities to elect a majority of the board of directors of such corporation, including, but not limited to, those corporations listed in Section 3.2 of the Disclosure Schedule.

“Surviving Corporation” has the meaning given such term in Section 2.1.

“Surviving Corporation Common Stock” means the common stock, par value $0.01 per share, of the Surviving Corporation.

“Surviving Corporation Stock Option’’ has the meaning given such term in Section 2.8.

“Surviving Corporation Stock Option Plan” has the meaning given such term in Section 2.8.

“Tax” or “Taxes” means all taxes, charges, fees, levies or other assessments, and all estimated payments thereof, including but not limited to income, excise, property, sales, use, value added, mortgage, alternative, minimum, accumulated earnings, net worth, rent, occupancy, occupational, employment, disability, workers compensation, healthcare, escheats, environmental, franchise, payroll, transfer, gross receipts, withholding, social security, and unemployment taxes, imposed by any U.S. federal, state, county or local or non-U.S. government, or any subdivision or agency thereof, and any interest, penalties, additions to tax and expenses relating to such taxes, charges, fees, levies or other assessments.

“Tax Returns” means all federal, state and local Tax returns, information returns, reports and declarations which are due and required to be filed by any applicable Tax law, including any schedule or attachment thereto and including any amendment of the foregoing.

“Third Party Claim” shall have the meaning given such term in Section 9.4.

“Total Equity Value” shall mean an amount equal to $81,400,000.

“Transaction Bonuses” means bonus payments in such amounts and payable to such individuals as shall be specified in writing by the Shareholders to the Purchaser at least one Business Day prior to the Closing Date.

“Transfer” shall have the meaning given such term in Section 5.11.

“Transfer Consideration” shall have the meaning given such term in Section 5.11.

“Value Per Share” means (A) the excess of (i) $157,400,000 over (ii) the Cash Adjustments, divided by (B) the sum of the total number of Common Shares immediately prior to the Effective Time and the total number of Vested Option Shares.

“Vested Options” means all Options that are vested immediately prior to, or become vested as a result of, the Closing, the Option held by Harvey Spevak for 45,000 shares of Common Stock that may have become vested on or prior to December 31, 2000 if certain performance objectives were achieved and Options held by Ken Fleischer to purchase 25,000 shares of Common Stock.

“Vested Option Shares” means the shares of Common Stock underlying the Vested Options.

“Warrant Shares” means the shares of Surviving Corporation Common Stock underlying the warrants issued to financing providers in connection with the New Debt Financing.

“Year End Date” means the date immediately preceding the Closing Date.

SECTION 2.  MERGER AND STOCK PURCHASE

2.1.          Merger; Purchase of Shares.  (a) On the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the DGCL, at the Effective Time, MergerCo shall be merged (the “Merger”) with and into the Company and the separate corporate existence of MergerCo shall cease. After the Merger, the Company shall continue as the surviving corporation (sometimes hereinafter referred to as the “Surviving Corporation”) and shall continue to be governed by the laws of the State of Delaware. The Merger shall have the effects as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, upon the Merger, all the rights, privileges, immunities, powers and franchises of the Company and MergerCo shall vest in the Surviving Corporation and all restrictions, obligations, duties, debts and liabilities of the Company and MergerCo shall be the restrictions, obligations, duties, debts and liabilities of the Surviving Corporation.

(b)  On the terms and subject to the conditions of this Agreement, immediately after the Effective Time, the Surviving Corporation shall, in consideration for the payment of the

Purchase Price, issue, transfer, deliver and sell to the Purchaser and the Purchaser shall purchase and accept from the Surviving Corporation (the “Stock Purchase”) the Purchased Shares.

2.2.          Issuance of Purchased Shares and Cash Payment. At the Closing (i) the Surviving Corporation shall deliver to the Purchaser certificates representing the Purchased Shares, duly authorized and issued in blank, free and clear of all Liens (other than Liens created by the Purchaser) and (ii) the Purchaser shall deliver or cause to be delivered to the Surviving Corporation the Purchase Price by wire transfer of imediately available funds.

2.3.          Conversion or Cancellation of Shares. The manner of converting or canceling shares of Company Common Stock and shares of common stock of MergerCo in the Merger shall be as follows:

(a)  At the Effective Time, each share of Common Stock of the Company that is issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive, without interest:

(i)            cash in an amount equal to the Per Share Cash Consideration; and

(ii)           a number of shares of Surviving Corporation Common Stock equal to the Per Share Stock Consideration.

(b)  Notwithstanding the foregoing, no fraction of a share of Surviving Corporation Common Stock shall be issued in the Merger, but in lieu thereof each holder of Common Shares otherwise entitled to a fraction of a share of Surviving Corporation Common Stock shall, upon surrender of his or her certificate or certificates, be entitled to receive an amount of cash (without interest) determined by multiplying the Value Per Share by the fractional share interest to which such holder would otherwise be entitled.

(c)  At the Effective Time, each share of Common Stock issued and held in the Company’s treasury Immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, shall be canceled and retired without payment of any consideration therefor and shall cease to exist.

(d)  At the Effective Time, each share of common stock, par value $.01 per share, of MergerCo issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of MergerCo or the holders thereof, cease to be outstanding, shall be canceled and retired without payment of any consideration therefor and shall cease to exist.

(e)  At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no transfers on the stock transfer books of the Surviving Corporation of shares of Common Stock that were outstanding immediately prior to the Effective Time.

2.4.          Exchange of Certificates. (a) At the Effective Time, upon surrender by each holder of record of a certificate or certificates, which immediately prior to the Effective Time represented outstanding shares of Common Stock, whose shares were converted pursuant to Section 2.3 into the right to receive the Per Share Cash Consideration and the Per Share Stock Consideration, the holder of such certificates shall be entitled to receive in exchange therefor:

(i)            a number of shares of Surviving Corporation Common Stock equal to the product of (A) the Per Share Stock Consideration and (B) the number of Common Shares formerly represented by such certificate; and

(ii)           an amount in cash equal to the product of (A) the Per Share Cash Consideration minus an amount (the “Escrow Withholding Amount”) equal to the result obtained by dividing (1) the amount of Escrowed Funds deposited with the Escrow Agent on the Closing Date by (2) the sum of the total number of Common Shares immediately prior to the Effective Time and the total number of Option Indemnitor Shares and (B) the number of Common Shares formerly represented by such certificate.

Until surrendered as contemplated by this Section 2.4, each certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Per Share Cash Consideration and the Per Share Stock Consideration as contemplated by this Section 2.4.

(b)  In the event any certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Surviving Corporation will issue in exchange for such lost, stolen or destroyed certificate the Merger Consideration deliverable in respect thereof as determined in accordance with this Section 2, provided that the Person to whom the Merger Consideration is paid shall, as a condition precedent to the payment thereof, give the Surviving Corporation a bond in such sum as it may direct or otherwise indemnify the Surviving Corporation in a manner satisfactory to it against any claim that may be made against the Surviving Corporation with respect to the certificate claimed to have been lost, stolen or destroyed.

(c)  Any payment or issuance made pursuant to this Agreement shall be subject to and made net of applicable withholding Taxes.

2.5.          Certificate of Incorporation: By-Laws. (a) Certificate of Incorporation.  The certificate of incorporation of MergerCo as in effect immediately prior to the Effective Time shall, in accordance with the terms thereof and the DGCL, be amended and restated as set forth in Exhibit A and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the terms thereof and the DGCL.

(b)  By-laws. The by-laws of MergerCo, as in effect immediately prior to the Effective Time shall, in accordance with the terms thereof, the certificate of incorporation and applicable law, be amended and restated as set forth in Exhibit B and, as so amended, shall be the by-laws of the Surviving Corporation until thereafter amended as provided by applicable law, the certificate of incorporation of the Surviving Corporation and such by-laws.

2.6.          Directors and Officers of the Surviving Corporation. (a) The individuals listed in Annex IV hereto shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and by-laws.

(b)  The individuals listed in Annex IV hereto shall be the officers of the Company until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

2.7.          Effective Time. On the Closing Date, MergerCo and the Company will cause the appropriate certificate of merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) in such form and executed as provided in Section 251(c) of the DGCL. The Merger shall become effective on the date on which the Certificate of Merger has been duly filed with the Delaware Secretary of State (the “Effective Time”).

2.8.          Options. (a) At or prior to the Effective Time, the Board of Directors of the Company (or the committee which administers the Stock Option Plan) shall accelerate the vesting of those Vested Options that would not otherwise have been vested as of the Closing.

(b)  At or immediately prior to the Effective Time, the number of shares underlying the Vested Options indicated next to each Option holder’s name on Annex III under the column labeled “Cashed Out Option” (the portion of each such Option, a “Cashed Out Option”) shall be canceled and converted into (i) the right to receive an option to purchase a number of shares of Surviving Corporation Common Stock determined by multiplying the number of shares of common stock underlying such Cashed Out Option by the Per Share Stock Consideration, which new option will otherwise be subject to the same terms and conditions as apply to such Cashed Out Option immediately prior to the consummation of the Merger (except as provided in the Shareholders Agreement) and have a per share exercise price of $.01, and (ii) the right to receive a cash payment (which will be net of applicable tax withholding) equal to the excess of (A) the product of (1) the number of shares of Common Stock underlying such Cashed Out Option and (2) the Per Share Cash Consideration (less, in the case of Option Indemnitor Shares, the Escrow Withholding Amount, which shall be deposited in the Escrow Account and governed by the Cash Escrow Agreement) over (B) the product of (1) the aggregate exercise price of the Cashed Out Option and (2) a fraction, of which the numerator is the Per Share Cash Consideration and the denominator is the Value Per Share.

(c)  At the Effective Time, the balance of Vested Options indicated next to each Option holder’s name on Annex III under the column labeled “Rollover Option” (the portion of each such Option, a “Rollover Option”) shall be converted into options to purchase, on the same terms and conditions as apply to such Rollover Options immediately prior to the consummation of the Merger (except as provided in the Shareholders Agreement), the number of shares of Surviving Corporation Common Stock equal to the number of Common Shares into which the Rollover Options were then exercisable (each such option, a “Surviving Corporation Stock Option”) and at the same exercise price. Notwithstanding the foregoing, in the case of any Rollover Option to which Section 421 of the Code applies by reason of its qualification as an incentive stock option under Section 422 of the Code, the conversion shall be adjusted if necessary to comply with Section 424(a) of the Code.

(d)  All Options that are not Vested Options shall be terminated for no consideration in accordance with the terms of the Stock Option Plan.

(e)  The Company shall use its reasonable efforts to obtain the consent prior to the Closing of each Option holder to the receipt of consideration to be paid in accordance with this Section 2.8 and an acknowledgment that the receipt of such consideration is in full satisfaction of any obligation of the Shareholders, the Company, the Surviving Corporation or any Subsidiary to such holder in respect of the corresponding cancelled Option.

(f)  The Surviving Corporation hereby covenants that it will take all necessary actions to assume the Options on the terms and conditions set forth in this Section 2.8.

2.9.          Cash Escrow Deposit. At the Effective Time, the Surviving Corporation shall deposit, or cause to be deposited, with the Escrow Agent, in immediately available funds to an account mutually agreed by the Purchaser and the Shareholders in accordance with the terms of the Cash Escrow Agreement (the “Escrow Account”) $4,250,000 (at any time, the amount of the funds held in the Escrow Account at such time being the “Escrowed Funds”), it being understood that all payments required to be made to any Indemnified Party under Section 9 shall be made first from the Escrowed Funds in accordance with the terms of the Cash Escrow Agreement.

2.10.        Closing. (a) Subject to the satisfaction or waiver of the conditions set forth in Sections 6 and 7 of this Agreement, the Closing will take place at the offices of Cleary, Gottlieb, Steen & Hamilton, at 10:00 A.M. on a date to be mutually agreed upon by the Shareholders and the Purchaser (the “Closing Date”), or at such other time and place as the parties may agree.

(b)  At the Closing, the Company shall pay all then outstanding Company Advisory Fees to the payees thereof. The Company shall cause such payees to deliver to it at least one Business Day prior to the Closing Date invoices for all fees and expenses in respect of periods prior to the Closing Date.

2.11.        2000 Contingent Share Payment. (a) At the Effective Time, the Surviving Corporation shall deposit, or cause to be deposited with the Escrow Agent, to an account mutually agreed upon by the Purchaser and the Shareholders, in accordance with the terms of the Share Escrow Agreement (the “Share Escrow Account”) the Initial Escrowed Shares (at any time, the number of shares of Surviving Corporation Common Stock held in the Share Escrow Account at such time being the “Escrowed Shares”).

(b)  Upon receipt of the consolidated balance sheet and statement of earnings of the Surviving Corporation at and for the 12 months ended December 31, 2000 (the “2000 Financials”), which the parties shall use reasonable efforts to occur prior to March 31, 2001, the Shareholders’ Representative shall promptly deliver to the Purchaser the 2000 Financials, together with the unqualified audit report thereon of Arthur Andersen LLP (“Arthur Andersen”), and a certificate setting forth in reasonable detail the calculation of the 2000 Adjusted EBITDA (the “2000 EBITDA Certificate”). Following delivery of the 2000 EBITDA Certificate and the 2000 Financials, the Purchaser shall have the right to review all such data and materials as is reasonably necessary to enable the Purchaser to verify the accuracy of the EBITDA Certificate and the information contained therein.

(c)  If the Purchaser does not give notice in writing to the Shareholders’ Representative of its objections to any item or items in the 2000 Financials or the 2000 EBITDA Certificate within thirty (30) days after its receipt of the 2000 EBITDA Certificate, the 2000 Adjusted EBITDA shall be deemed to be finally determined for purposes of this Agreement (as finally determined, the “Final 2000 Adjusted EBITDA”).

(d)  If the Purchaser does give notice in writing to the Shareholders’ Representative objecting to any item or items in the 2000 Financials or the 2000 EBITDA Certificate within thirty (30) days after receipt of the 2000 EBITDA Certificate, the Shareholders’ Representative and the Purchaser shall endeavor to resolve all such objections within thirty (30) Business Days after receipt of such notice. Each notice of objection shall outline in reasonable detail the basis for each objection and, wherever reasonably possible, the dollar amount involved. If such notice is timely given and the Shareholders’ Representative and the Purchaser are able to resolve the disputed matters within such thirty (30) day period, the 2000 Adjusted EBITDA as modified in accordance with the parties’ agreement shall be deemed to be the Final 2000 Adjusted EBITDA.

(e)  If the Shareholders’ Representative and the Purchaser are unable to resolve all such objections within such thirty (30) day period, the Shareholders’ Representative and the Purchaser shall select a mutually agreed upon independent reputable accounting firm (the “Dispute Auditor”) to determine all items in dispute (without modification of any items not in dispute) and to deliver a certificate to the Shareholders’ Representative and the Purchaser as soon as practicable, which certificate shall include such firm’s determination of the 2000 Adjusted EBITDA computed pursuant to and in accordance with the provisions of this Agreement, but which otherwise may be in such form and contain such information as such firm, in its sole discretion, deems necessary or appropriate.  In resolving such disputes and providing such certificate, the Dispute Auditor shall employ such procedures as it, in its sole discretion, deems necessary or appropriate in the circumstances.

(f)  Upon the receipt by the Shareholders’ Representative and the Purchaser of the certificate of the Dispute Auditor pursuant to Section 2.9(e), the 2000 Adjusted EBITDA as so adjusted by the Dispute Auditor shall be deemed to be the Final 2000 Adjusted EBITDA and shall be binding upon the parties.

(g)  The fees and expenses of the Dispute Auditor shall be borne 40% by the Shareholders’ Representative and 60% by the Surviving Corporation; provided that if the Dispute Auditor determines that one party’s position is completely correct then such party shall not pay any of the fees, costs and expenses charged by the Dispute Auditor and the objecting party shall pay all of such fees, costs and expenses.

(h)  The Shareholders’ Representative and the Surviving Corporation shall, promptly upon the determination of the Final 2000 Adjusted EBITDA, jointly execute and deliver to the Escrow Agent a certificate setting forth the Final 2000 Adjusted EBITDA (the “2000 Escrow Agent Certificate”). In the event that the Final 2000 Adjusted EBITDA is:

(i)            less than $24,000,000, then the Shareholders’ Representative and the Surviving Corporation shall, in the 2000 Escrow Agent Certificate, instruct the Escrow Agent to distribute all of the Escrowed Shares to the Surviving Corporation, and all of such shares shall be retired; or

(ii)           at least $24,000,000, then the Shareholders’ Representative and the Surviving Corporation shall, in the 2000 Escrow Agent Certificate, instruct the Escrow Agent to distribute all of the Escrowed Shares in accordance with Section 2.11(i).

(i)  In the event that any of the Escrowed Shares are distributed pursuant to Section 2.11(h) (other than to the Surviving Corporation), such Escrowed Shares shall be distributed as follows:

(i)            a number of Escrowed Shares equal to the product of the total number of Escrowed Shares and the Cashed Out Share Ratio shall be distributed to the Shareholders, on a pro rata basis in accordance with the proportion of the total Common Shares held by each Shareholder immediately prior to the Effective Time; and

(ii)           a number of Escrowed Shares equal to the product of the total number of Escrowed Shares and the Cashed Out Option Ratio shall be distributed to the Cashed Out Optionholders, on a pro rata basis in accordance with the proportion of the total Cashed Out Option Shares underlying the Cashed Out Options held by each Cashed Out Optionholder;

provided, that it shall be a condition to the receipt by any Shareholder or Cashed Out Optionholder of Escrowed Shares that such Shareholder or Cashed Out Optionholder shall have become a party to the Shareholders Agreement.

(j)  Notwithstanding the foregoing, no fraction of an Escrowed Share shall be released to any Shareholder or Cashed Out Optionholder. The Escrow Agent shall distribute all such fractional shares to the Surviving Corporation (which shares shall be retired). Except as otherwise required by applicable law, pending release, Escrowed Shares shall be treated for tax purposes as owned by the Shareholders and the Cashed Out Optionholders in such proportions as if they had been distributed in accordance with Section 2.11(i).

(k)  Notwithstanding anything to the contrary contained herein, in the event that the Surviving Corporation shall actually or constructively terminate, without cause, the employment of Harvey Spevak or Ken Fleischer prior to March 31, 2001, the Shareholders’ Representative and the Surviving Corporation shall, promptly following such termination, jointly execute and deliver to the Escrow Agent a certificate (the “Escrow Agent Termination Certificate”) instructing the Escrow Agent to distribute all of the Escrowed Shares in accordance with Section 2.11(i).

2.12.        2003 Contingent Payment. (a)            Upon preparation of the consolidated balance sheet and statement of earnings of the Surviving Corporation at and for the 12 months ended December 31, 2003 (the “2003 Financials”), which the Surviving Corporation shall use reasonable efforts to complete prior to March 31, 2004, the Surviving Corporation shall promptly deliver to the Shareholders’ Representative the 2003 Financials, together with the unqualified audit report thereon of Ernst & Young LLP, and a certificate setting forth in reasonable detail the calculation of the 2003 Adjusted EBITDA (the “2003 EBITDA Certificate”).  Following delivery of the 2003 EBITDA Certificate and the 2003 Financials, the Shareholders’ Representative shall have the right to review all such data and materials as is reasonably necessary to enable the Shareholders’ representatives to verify the accuracy of the 2003 EBITDA Certificate and the information contained therein.

(b)  If the Shareholders’ Representative does not give notice in writing to the Surviving Corporation of his objections to any item or items in the 2003 Financials or the 2003 EBITDA Certificate within thirty (30) days after his receipt of the 2003 EBITDA Certificate, the

2003 Adjusted EBITDA shall be deemed to be finally determined for purposes of this Agreement (as finally determined, the “Final 2003 Adjusted EBITDA”).

(c)  If the Shareholders’ Representative does give notice in writing to the Surviving Corporation objecting to any item or items in the 2003 Financials or the 2003 EBITDA Certificate within thirty (30) days after receipt of the 2003 EBITDA Certificate, the Shareholders’ Representative and the Surviving Corporation shall endeavor to resolve all such objections within thirty (30) days after receipt of such notice. Each notice of objection shall outline in reasonable detail the basis for each objection and, wherever reasonably possible, the dollar amount involved. If such notice is timely given and the Shareholders’ Representative and the Surviving Corporation are able to resolve the disputed matters within such thirty (30) day period, the 2003 Adjusted EBITDA as modified in accordance with the parties’ agreement shall be deemed to be the Final 2003 Adjusted EBITDA.

(d)  If the Shareholders’ Representative and the Surviving Corporation are unable to resolve all such objections within such thirty (30) day period, the Shareholders’ Representative and the Surviving Corporation shall select a Dispute Auditor to determine all items in dispute (without modification of any items not in dispute) and to deliver a certificate to the Shareholders’ Representative and the Surviving Corporation as soon as practicable, which certificate shall include such firm’s determination of the 2003 Adjusted EBITDA computed pursuant to and in accordance with the provisions of this Agreement, but which otherwise may be in such form and contain such information as such firm, in its sole discretion, deems necessary or appropriate. In resolving such disputes and providing such certificate, the Dispute Auditor shall employ such procedures as it, in its sole discretion, deems necessary or appropriate in the circumstances.

(e)  Upon the receipt by the Shareholders’ Representative and the Surviving Corporation of the certificate of the Dispute Auditor pursuant to Section 2.12(d), the 2003 Adjusted EBITDA as so adjusted by the Dispute Auditor shall be deemed to be the Final 2003 Adjusted EBITDA and shall be binding upon the parties.

(f)  The fees and expenses of the Dispute Auditor shall be borne 40% by the Shareholders’ Representative and 60% by the Surviving Corporation; provided that if the Dispute Auditor determines that one party’s position is completely correct then such party shall not pay any of the fees, costs and expenses charged by the Dispute Auditor and the objecting party shall pay all of such fees, costs and expenses.

(g)  In the event that the 2003 Adjusted EBITDA, as finally determined, is: (i) equal to or greater than $65.000,000, the Surviving Corporation shall, if requested by the Shareholders’ Representative, increase the Merger Consideration by an aggregate cash amount of $15,000,000; (ii) at least $58,500,000 but less than $65,000,000, the Surviving Corporation shall, if requested by the Shareholders’ Representative, increase the Merger Consideration by an aggregate cash amount equal to the sum of (A) $10,000,000 and (B) the product of (x) the excess, if any, of the 2003 Adjusted EBITDA over $58,500,000 and (y) 0.769; or (iii) at least $55,250,000 but less than $58,500,000, the Surviving Corporation shall, if requested by the Shareholders’ Representative, increase the Merger Consideration by an aggregate cash amount equal to the sum of (A) $5,000,000 and (B) the product of (x) the excess, if any, of the 2003 Adjusted EBITDA over $55,250,000 and (y) 1.538 (such amount as finally determined, the “2003 Contingent Payment”).  The Surviving Corporation shall pay the 2003 Contingent Payment in accordance with Section 2.14 within five Business Days of the final determination of the 2003 Adjusted EBITDA, by wire transfer of immediately available funds to the accounts specified by the Shareholders’ Representative. Notwithstanding anything in this Section 2.12 to the contrary, the 2003 Contingent Payment shall equal zero if (A) an Exit Payment shall have become payable prior to December 31, 2003 or (B) the Shareholders’ Representative fails to give notice (in accordance with Section 10.2) to the Surviving Corporation within 10 Business Days of the determination of the Final 2003 Adjusted EBITDA requesting payment in accordance with this Section 2.12(g), For the avoidance of doubt, nothing in this Section 2.12(g) shall affect the number of Purchased Shares. For the avoidance of doubt, under no circumstances shall the Surviving Corporation be obligated to make both an Exit Payment and a 2003 Contingent Payment.

(h)  Notwithstanding anything herein to the contrary, in the event the 2003 Contingent Payment becomes payable and there is a default or an event of default under the New Debt Financing or any of the conditions contained in the agreements governing the New Debt Financing (which conditions shall be reasonably acceptable to the parties hereto) are not satisfied at such time, the 2003 Contingent Payment shall be paid not in cash but with a subordinated note of the Company. Such note shall be reasonably satisfactory to Bankers Trust Company and holders of the Senior Subordinated Notes and will in any event have the following terms and conditions: the note (i) shall be unsecured, (ii) shall not be guaranteed by any Subsidiary of the Company, (iii) shall have no maturity or amortization earlier than one year after the maturity of the Senior Subordinated Notes (as defined in the New Debt Financing documentation), and (iv) shall be pay-in-kind. The Surviving Corporation shall, no later than one (1) Business Day following the determination of the Final 2003 Adjusted EBITDA, notify the Shareholders’ Representative whether the 2003 Contingent Payment will be payable in cash or such note.

2.13.        Exit Payment. (a) In the event that no 2003 Contingent Payment shall have been theretofore paid, the Surviving Corporation shall increase the Merger Consideration by an aggregate cash amount equal to $10,000,000 (the “Exit Payment”) upon the earlier to occur of (i) an Exit Event and (ii) the tenth anniversary of the Closing Date (such earlier date, the “Exit Payment Date”); provided, that if an Exit Event occurs and the Purchaser Internal Rate of Return is greater than 40%, the Surviving Corporation shall further increase the Merger Consideration by an additional cash payment of $5,000,000, provided, that the amount of such additional increase in the Merger Consideration shall be subject to reduction to the extent necessary to ensure that the Purchaser Internal Rate of Return is greater than 40% (the amount of such increase as finally determined, the “Additional Exit Payment”). The Surviving Corporation shall pay the Exit Payment and, if applicable, the Additional Exit Payment, in accordance with Section 2.14, within five Business Days of the Exit Payment Date, by wire transfer of immediately available funds to the accounts specified by the Shareholders’ Representative. For the avoidance of doubt, nothing in this Section 2.13 shall affect the number of Purchased Shares.

(b)  Notwithstanding anything to the contrary contained in this Section 2.13 or elsewhere in this Agreement, (i) in no event shall the Exit Payment or the Additional Exit Payment be required to be paid by the Surviving Corporation (nor shall the beneficiaries of the Exit Payment and the Additional Exit Payment be entitled to receive same) until the earlier of (x) the date on which all obligations and other amounts owing in respect of the New Debt Financing shall have been paid in full in cash or (y) the waiver of any default or event of default (and/or the expiration or lapse of any right to require redemption or repurchase) arising from the event that triggered the Exit Payment (or Additional Exit Payment)) and (ii) to the extent that such beneficiaries shall have received any payments in respect of the Exit Payment or the Additional Exit Payment at a time when such payments are not permitted to be made pursuant to preceding clause (i), such payments shall be held by such beneficiaries in trust for, and shall immediately be delivered to, the lenders providing the New Debt Financing (or their representative) as their respective interests may appear.

2.13A      Deferred Payment. (a) Regardless of whether any 2003 Contingent Payment or Exit Payment shall have been paid or shall become payable, the Surviving Corporation shall increase the Merger Consideration by an aggregate cash amount equal to $5,000,000 (the “Deferred Payment”) upon the earliest to occur of (i) the payment in full of all obligations of the Company in respect of the Senior Subordinated Notes which will comprise a portion of the New Debt Financing at the Closing, (ii) an Exit Event and (iii) the tenth anniversary of the Closing Date, within five Business Days of such earliest date, by wire transfer of immediately available funds to the accounts specified by the Shareholders’ Representative. For the avoidance of doubt, the Deferred Payment shall be made in addition to, and not in lieu of,. the 2003 Contingent Payment and the Exit Payment, and nothing in this Section 2.13A shall affect the number of Purchased Shares. Until the Deferred Payment shall have been paid in full, the Company shall not make any payment, by way of dividend, distribution, liquidation, redemption, repurchase or otherwise, in respect of any class or series of its capital stock (other than a payment made solely in the form of additional shares of such capital stock, payments in redemption of outstanding Warrants (as defined in the Registration Rights Agreement) and other than as provided in Section 2.10 of the Shareholders Agreement).

(b)  Notwithstanding anything to the contrary contained in this Section 2.13A or elsewhere in this Agreement, (i) in no event shall the Deferred Payment be required to be paid by the Surviving Corporation (nor shall the beneficiaries of the Deferred Payment be entitled to receive same) until the earlier of (x) the date on which all obligations and other amounts owing in respect of the New Debt Financing shall have been paid in full in cash or (y) the waiver of any default or event of default (and/or the expiration or lapse of any right to require redemption or repurchase) arising from the event that triggered the Deferred Payment and (ii) to the extent that such beneficiaries shall have received any payments in respect of the Deferred Payment at a time when such payments are not permitted to be made pursuant to preceding clause (i), such payments shall be held by such beneficiaries in trust for, and shall immediately be delivered to, the lenders providing the New Debt Financing (or their representative) as their respective interests may appear.

2.14.        Payment of 2003 Contingent Payment, Exit Payment and Additional Exit Payment. At any time that the 2003 Contingent Payment, the Exit Payment, the Additional Exit Payment or the Deferred Payment (a “Cash Payment”) is to be made pursuant to Sections 2.12, 2.13 or 2.13A, such amounts shall be paid out as follows:

(a)  a portion of such Cash Payment equal to the product of the Cash Payment and the Cashed Out Share Ratio shall be paid to the Shareholders, on a pro rata basis in accordance with the proportion of the total Common Shares held by each Shareholder immediately prior to the Effective Time; and

(b)  a portion of such Cash Payment equal to the product of the Cash Payment and the Cashed Out Option Ratio shall be paid to the Cashed Out Optionholders, on a pro rata basis in accordance with the proportion of the total Cashed Out Option Shares underlying the Cashed Out Options held by each Cashed Out Optionholder.

2.15.        Accounting Policies and Practices in Determining Adjusted EBITDA. It is expressly understood and agreed that the purpose of the determination of 2000 Adjusted EBITDA and 2003 Adjusted EBITDA is to measure the financial performance of the Company in 2000 and 2003 and to compare such performance to that with respect to prior periods, on a comparable basis. Accordingly, the accounting policies and practices to be employed in determining 2000 Adjusted EBITDA shall be identical to those underlying the Financial Statements, and the Purchaser shall not, and shall cause the Surviving Corporation not to, modify or challenge the propriety of any of such accounting policies or practices in the context of determining 2000 Adjusted EBITDA. In addition, in the event that the Surviving Corporation shall adopt accounting policies or practices which differ in any material respect from those underlying the Financial Statements, the parties shall negotiate in good faith adjustments to the 2003 Adjusted EBITDA targets set forth in Section 2.12(g) to the extent necessary to appropriately reflect therein the adoption of such new accounting policies or practices. Nothing contained in this Section 2.15 shall limit the rights or remedies of the Purchaser with respect to any breach of Section 3.5.

SECTION 3.  REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY

The Shareholders and the Company hereby represent and warrant to the Purchaser and MergerCo as of the date hereof as follows:

3.1.          Organization and Good Standing of the Company. The Company is duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware, and has the corporate power and authority to own, lease and operate the properties used in its business and to carry on its business as now being conducted. The Company is registered to do business and is in good standing in all jurisdictions in which the character of the properties owned or held under lease by it makes qualification necessary, except where the failure to be so qualified or in good standing could not reasonably be expected to have a Material Adverse Effect. The Shareholders have made available to the Purchaser true and complete copies of the Certificate of Incorporation and the By-Laws of the Company and each Subsidiary, in each case as in effect on the date hereof. The minute and stock transfer books of the Company and each Subsidiary have been made available to the Purchaser and the originals thereof will be delivered to the Purchaser at the Closing.

3.2.          Subsidiaries. The Company does not own, directly or indirectly, any debt, shares or other equity interest or securities in any corporation, partnership, joint venture or other Person, and has no agreement or commitment to purchase any such interest, in each case other than as set forth in Section 3.2 of the Disclosure Schedule. Each Subsidiary is duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to own, lease and operate the property used in its business and to carry on its business as now being conducted. Each Subsidiary is registered to do business and is in good standing in all jurisdictions in which the character of the properties owned or held under lease by such Subsidiary makes qualification necessary, except where the failure to be so qualified or in good standing could not reasonably be expected to have a Material Adverse Effect. All of the outstanding shares of capital stock of each Subsidiary of the Company are validly issued, fully paid and non-assessable and, except as set forth in Section 3.2 of the Disclosure Schedule, none of the Subsidiaries owns or controls, directly or indirectly, any other equity interest in any corporation, partnership, joint venture, limited liability company, trust, firm or other entity. Except as set forth in Section 3.2 of the Disclosure Schedule, the Company owns, directly or through a Subsidiary, 100% of the outstanding capital stock of each Subsidiary and there is no security, option, warrant, right, call, subscription agreement, commitment or understanding of any nature whatsoever to which the Company or any of its Subsidiaries or the Shareholders is a party, that directly or indirectly (i) calls for the issuance, sale, pledge or other disposition of any shares of capital stock of the Subsidiaries or any securities convertible into, or other rights to acquire, any shares of capital stock of the Subsidiaries, (ii) obligates the Company or any of its Subsidiaries or the Shareholders to grant, offer or enter into any of the foregoing or (iii) relates to the voting or control of such capital stock, securities or rights.

3.3.          Capitalization; Title to Shares. The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock of which 10,348,257 shares are issued and outstanding. All of the Common Shares have been validly authorized and issued, and are fully paid and nonassessable. Section 3.3 of the Disclosure Schedule sets forth the record holders of all of the Common Shares. Except as contemplated by this Agreement or as set forth in Section 3.3 of the Disclosure Schedule (which sets forth exercise prices and vesting terms), there is no security, option, warrant, right, call, subscription agreement, commitment or understanding of any nature whatsoever to which any of the Shareholders or the Company is a party, that directly or indirectly (i) calls for the issuance, sale, pledge or other disposition of any shares of capital stock of the Company or any securities convertible into, or other rights to acquire, any shares of capital stock of the Company, (ii) obligates the Shareholders or the Company to grant, offer or enter into any of the foregoing or (iii) relates to the voting or control of such capital stock, securities or rights. Except as set forth in Section 3.3 of the Disclosure Schedule, the Shareholders have good and marketable title to the Common Shares, free and clear of any Liens.

3.4.          Authority, Approvals and Consents. Each of the Company and the Shareholders has the requisite power and authority to execute, deliver and perform this Agreement and the Ancillary Agreements and to consummate the transactions contemplated hereby and thereby. Each of this Agreement and the Ancillary Agreements has been or will be duly executed and delivered by each of the Company and the Shareholders and constitutes or will constitute a valid and binding obligation of each of the Company and the Shareholders, enforceable against each of the Company and the Shareholders in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting creditors’ rights generally or by the principles governing the availability of equitable remedies. Except as set forth in Section 3.4 of the Disclosure Schedule, the execution, delivery and performance of this Agreement and the Ancillary Agreements by the Company and the Shareholders and the consummation of the transactions contemplated hereby and thereby do not and will not:

(a)  contravene any provisions of the Certificate of Incorporation or By-Laws of the Company;

(b)  after notice or lapse of time or both, conflict with, result in a breach of any provision of, constitute a default or require consent or the provision of notice under, result in the modification or cancellation of, or give rise to any right of prepayment under or termination in respect of, (i) any Material Agreement or Property Lease and (ii) any other material agreement, contract, commitment, understanding or arrangement of any kind to which the Shareholders, the

Company or any Subsidiary is a party or to which the Shareholders or any of the Company’s or any Subsidiary’s property is subject;

(c)  violate or conflict with any Legal Requirements applicable to the Shareholders, the Company or any Subsidiary, except where such violation or conflict could not reasonably be expected to have a Material Adverse Effect; or

(d)  except for filings under the HSR Act, require any material authorization, consent, order, permit or approval of, or notice to, or filing, registration or qualification with, any Governmental Authority.

3.5.          Financial Statements. The Financial Statements attached hereto as Section 3.5 of the Disclosure Schedule have been prepared in accordance with GAAP applied on a consistent basis, and fairly present in all material respects the financial position of the Company and its Subsidiaries as of the dates indicated and the results of operations of the business of the Company and its Subsidiaries for the periods indicated (except, in the case of the Financial Statements as at and for the period ended June 30, 2000, for noncompliance with footnote disclosure requirements under GAAP and for year-end adjustments, which will not be material).

3.6.          Absence of Material Adverse Change; Conduct of Business. Except as set forth in Section 3.6 of the Disclosure Schedule or reflected in the Financial Statements, since June 30, 2000, the business of the Company and its Subsidiaries has been conducted in the ordinary course of business and the Company and its Subsidiaries have not: (i) experienced or suffered any change, occurrence or event that has had or could reasonably be expected to have a Material Adverse Effect; (ii) sold or otherwise disposed of any assets or properties material to the Company and its Subsidiaries, taken as a whole, other than sales of equipment in the ordinary course of business; (iii) waived, released or canceled any rights or indebtedness owing to the Company or any Subsidiary that are material to the Company and its Subsidiaries, taken as a whole, or prepaid any interest on any Debt; (iv) made any material changes in its accounting systems, policies, principles or practices; (v) acquired or leased any assets material to the Company and its Subsidiaries, taken as a whole, other than in the ordinary course of business; (vi) taken any of the actions addressed by Section 5.10(h) of this Agreement; (vii) declared, set aside, made or paid any dividend or other distribution in respect of its capital stock or otherwise purchased or redeemed, directly or indirectly, any shares of its capital stock; (viii) issued or sold any shares of any class of its capital stock, or any securities convertible into or exchangeable for any such shares, or issued, sold, granted or entered into any subscriptions, options, warrants, conversion or other rights, agreements, commitments, arrangements or understandings of any kind, contingently or otherwise, to purchase or otherwise acquire any such shares or any securities convertible into or exchangeable for any such shares; (ix) incurred any indebtedness for borrowed money, except for borrowings in the ordinary course of business; (x) modified any existing Material Agreement or entered into any material agreement or commitment that, pursuant to its terms, is not cancelable without penalty on less than 30 days’ notice; (xi) transferred or granted any rights or licenses under, or entered into any settlement regarding the infringement of, Intellectual Property or entered into any agreements or arrangements with respect to the licensing of any Intellectual Property; or (xii) suffered any material damage, destruction or loss (whether or not covered by insurance), or any strike or other material employment-related problem, or any material change in relations with or any loss of a supplier, customer or employee.

3.7.          Taxes.

(a)  The Company has qualified as an “S corporation” within the meaning of section 1361 of the Code since the date of its incorporation and will qualify as an “S corporation” up to and including the Year End Date. Section 3.7(a) of the Disclosure Schedule sets forth (i) all state and local jurisdictions in which the Company files an income or franchise Tax Return and is treated as an “S corporation” for income or franchise Tax purposes and the date from which such treatment has continuously been in effect and (ii) all state and local jurisdictions in which the Company files (or has filed) an income or franchise Tax Return and is not (or with respect to any prior taxable period, was not) treated as an “S corporation” for income or franchise Tax purposes.

(b)  Except as set forth in Section 3.7 of the Disclosure Schedule, each of the Subsidiaries has constituted an “S Corporation” or a “qualified subchapter S subsidiary” within the meaning of section 1361 of the Code at all times since the date of its incorporation and will qualify as an “S corporation” or a “qualified subchapter S subsidiary” up to and including the Year End Date. Section 3.7(b) of the Disclosure Schedule sets forth, with respect to each Subsidiary, (i) all state and local jurisdictions in which such Subsidiary files an income or franchise Tax Return and is (or with respect to any prior taxable period, was) treated as an “S corporation” or as a “qualified subchapter S subsidiary” for income or franchise Tax purposes and the dates such treatment has been in effect and (ii) all state and local jurisdictions in which the Subsidiary files (or has filed) an income or franchise Tax Return and is not (or with respect to any prior taxable period, was not) treated as an “S corporation” or as a “qualified subchapter S subsidiary” for income or franchise Tax purposes.

(c)  Except as disclosed in Section 3.7(c) of the Disclosure Schedule:

(i)            the Company and the Subsidiaries have duly and timely filed (taking into account all available extensions) all Tax Returns concerning Taxes (or such Tax Returns have been duly and timely filed on behalf of the Company and the Subsidiaries) required to be filed by applicable law and have paid all amounts shown as due on those Tax Returns;

(ii)           all such Tax Returns are true, correct and complete in all material respects and accurately set forth all items to the extent required to be reflected or included in such Tax Returns by applicable U.S. Federal, state and non-U.S. and local Tax laws, regulations or rules;

(iii)          all material Taxes due (or claimed as of the date hereof by any Governmental Authority to be due) by the Company or any of its Subsidiaries (whether or not shown on any Tax Return) have been paid or have been adequately reserved for in the books and records of the Company or its Subsidiaries in accordance with GAAP;

(iv)          the Company and each of its Subsidiaries has duly and timely withheld all material Taxes required to be withheld and such withheld Taxes have been either duly and timely paid to the proper Governmental Authority or properly set aside in accounts for such purpose and will be duly and timely paid to the proper Governmental Authority if such payment is due before the Closing;

(v)           as of the date hereof, neither the Company nor any of the Subsidiaries has executed any outstanding waivers or comparable consents regarding the application of the statute of limitations, the period of assessment or collection with respect to any Taxes or Tax Returns and no power of attorney with respect to any such Taxes has been filed with any Governmental Authority which waiver, extension or power of attorney is currently in effect; and

(vi)          neither the Company nor its Subsidiaries has requested or been granted an extension of time for filing any Tax Return to a date later than the date hereof.

(d)  As of the date hereof, there are no Liens with respect to any material Taxes upon any of the assets and properties of the Company or the Subsidiaries.

(e)  No amount will be required to be withheld under Section 1445 of the Code in connection with any of the transactions contemplated by this Agreement.

(f)  Except as disclosed in Section 3.7(f) of the Disclosure Schedule, (i) no Tax Returns of or in respect of the Company or its Subsidiaries are currently under audit, examination or investigation by any Governmental Authority and (ii) no Governmental Authority is now asserting or threatening to assert against the Company or its Subsidiaries any deficiency or claim for Taxes or any adjustment to Taxes.

(g)  Except as disclosed in Section 3.7(g) of the Disclosure Schedule, no written claim against or in respect of the Company or any of its Subsidiaries (other than a claim that has been finally settled) has ever been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries, as the case may be, does not file Tax Returns or pay or collect Taxes in respect of a particular type of Tax imposed by that jurisdiction, that the Company or any of its Subsidiaries is or may be subject to an obligation to file Tax Returns or pay or collect Taxes in respect of such Tax in that jurisdiction.

(h)  Neither the Company nor any of its Subsidiaries is liable for the Taxes of any other Person (other than the Company and its Subsidiaries), whether pursuant to Treasury Regulation section 1.1502-6 (or comparable provision of state or local law), as a transferee or successor, by contract (including, without limitation, any Tax allocation, sharing, indemnity or similar agreement or arrangement) or otherwise.

(i)  Except as disclosed in Section 3.7(i) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries has received or applied for a Tax ruling or has entered into a closing agreement pursuant to Section 7121 of the Code, or any predecessor provision or similar provision of state or local law which closing agreement currently is in effect.

(j)  Except as disclosed in Section 3.7(j) of the Disclosure Schedule, there are no outstanding adjustments for Tax purposes applicable to the Company or any of its Subsidiaries under Section 481 of the Code or otherwise as a result of changes in methods of accounting.

(k)  True, correct and complete copies of all income, and all material franchise, sales, use, property and payroll Tax Returns filed by or with respect to the Company or any of its Subsidiaries for the past three years have been provided to the Purchaser.

(l)  For all taxable years through 1995, the federal income Tax Returns of the Company and its Subsidiaries have been examined and settled with the IRS, or the statutes of limitations for the assessment of federal income Taxes for such periods have expired.

(m)  The consummation of the transactions contemplated hereby shall not result in the payment of any “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code.

3.8.          Legal Matters. Section 3.8 of the Disclosure Schedule sets forth a complete and correct list of all claims, actions, suits, litigation, formal investigations and proceedings pending against or, to the Knowledge of the Shareholders, threatened against, the Company or any Subsidiary before or by any Governmental Authority and sets forth all judgements, decrees, writs, injunctions and orders of any Governmental Authority to which the Company or any Subsidiary is subject. Except as set forth in Section 3.8 of the Disclosure Schedule, (i) there is no claim, action, suit, litigation, formal investigation or proceeding pending against, or, to the Knowledge of the Shareholders, threatened against, the Company or any Subsidiary before or by any Governmental Authority which could reasonably be expected to have a Material Adverse Effect and (ii) neither the Company nor any Subsidiary is subject to any judgment, decree, writ, injunction or order of any Governmental Authority which could reasonably be expected to have a Material Adverse Effect. At the Closing Date, there shall be no claim, action, suit, litigation, formal investigation or proceeding pending against the Company arising from facts, circumstances or events existing or occurring prior to the date of this Agreement, which could reasonably be expected to have a Material Adverse Effect. The business of the Company is being conducted in compliance with all material Legal Requirements. Except as set forth in Section 3.8 of the Disclosure Schedule, the Company has not received any written notice asserting any noncompliance with any material Legal Requirement.

3.9.          Real Property.

(a)  Set forth in Section 3.9 of the Disclosure Schedule are: (i) a true and complete list of all real property (the “Owned Property”) owned by the Company or a Subsidiary of the Company; (ii) a true and complete list of all real property (the “Leased Property”) with respect to which the Company or any Subsidiaries are parties to a lease, sublease, license or other use or occupancy agreement, together with a list of each lease, sublease, license or other agreement or understanding pursuant to which any party other than the Company or a Subsidiary uses or occupies such Leased Property; and (iii) a complete list of each lease, sublease, license or other agreement or understanding, oral or written, pursuant to which any party other than the Company or a Subsidiary uses or occupies all or any part of the Owned Property or the Leased Property. (The Owned Property and the Leased Property are sometimes collectively referred to as the “Real Property.”) True and complete copies of all leases, subleases, licenses and other documents, instruments, agreements and understandings to which the Company or a Subsidiary is a party, whether as lessee, lessor, sublessee, sublessor, licensee or licensor, pertaining to the current or future use or occupancy of any Real Property or any current or future right to use or occupy any Real Property, together with all material amendments, modifications and supplements thereto (collectively, the “Property Leases”) have been made available to the Purchaser.

(b)  With respect to the Property Leases, no event of default on the part of the Company or any Subsidiary or, to the Knowledge of the Shareholders, any other party thereto and no event that, with the giving of notice or lapse of time or both, would constitute such event of default, has occurred and is continuing. Each Property Lease is valid, binding and in full force and effect. Except as set forth in Section 3.9 of the Disclosure Schedule, all rental and other material payments due under each of the Property Leases have been duly paid in accordance with the terms of such Property Lease. Except as set forth in Section 3.9 of the Disclosure Schedule, the transactions contemplated by this Agreement do not require the consent of any party to, and will not constitute an event of default under or permit any party to terminate or change the existing terms of, any Property Lease.

(c)  The Company and, as applicable, each Subsidiary, has good and marketable title in fee simple to the Owned Property, good leasehold title to the Leased Property, and good title to all plants, buildings, fixtures and improvements located on the Real Property, in each case free and clear of any mortgages, deeds of trust, liens, security interests, judgments, options, rights, claims, charges, encroachments, easements, rights-of-way, squatters’ rights, encumbrances, covenants, conditions, restrictions and other imperfections of title (collectively, “Impairments”), except for those Impairments that are set forth in Section 3.9 of the Disclosure Schedule, or except where such Impairments could not reasonably be expected to have a Material Adverse Effect.

(d)  There is no Impairment interfering materially with the use, occupancy or operation of the Leased Property or materially encumbering the good and valid title of the lessor to any Leased Property or the plants, buildings, fixtures and improvements thereon, except for Permitted Liens or those Impairments that are set forth in Section 3.9 of the Disclosure Schedule.

(e)  All of the land, buildings, structures and other improvements used by the Company or a Subsidiary of the Company in the conduct of its business are included in either the Owned Property or the Leased Property.

(f)  Except as set forth in Section 3.9 of the Disclosure Schedules, neither the Company nor any Subsidiary of the Company is a lessor, sublessor or grantor under any lease, sublease or other instrument granting to another person any right to the possession, lease, occupancy or enjoyment of the Real Property.

(g)  Except as set forth in Section 3.9 of the Disclosure Schedule, (i) there is no material defect, structural or otherwise, with respect to any of the improvements or fixtures made or installed by the Company upon any of the Real Property, and (ii) to the Knowledge of the Shareholders, there is no other material defect, structural or otherwise, with respect to any of the Real Property; and the heating, ventilating and air conditioning, plumbing, sprinkler, electrical and drainage systems, elevators and roofs, and all other fixtures, equipment and systems at or serving any of the Real Property are in good condition, repair and working order.

(h)  Except as set forth in Section 3.9 of the Disclosure Schedule, neither the Company or any of its Subsidiaries has received any notice from any insurance company which has issued a policy with respect to any of the Real Property or from any board of fire underwriters (or other body exercising similar functions) claiming any defects or deficiencies in any of the Real Property or suggesting or requesting the performance of any repairs, alterations or other work to any of the Real Property.

(i)  Except as set forth in Section 3.9 of the Disclosure Schedule, no portion of any of the Real Property and no method of operation of any of the Real Property is in violation of any material Legal Requirement or the material requirements of any local board of fire underwriters (or other body exercising similar functions); and there are no presently outstanding and uncured notices of any such violations.

(j)  Except as set forth in Section 3.9 of the Disclosure Schedule, no zoning variances, special exceptions or zoning board of adjustment certificates were issued for the construction or any of the Real Property or for its present use; and the buildings and improvements on any of the Real Property are not nonconforming uses or structures, except where such nonconformity could not reasonably be expected to have a Material Adverse Effect.

3.10.        Contracts.

(a)  The Shareholders have made available to the Purchaser for inspection true and complete copies of all Material Agreements. Except as set forth in Section 3.10(a) of the Disclosure Schedule, neither the Company nor any Subsidiary nor, to the Knowledge of the Shareholders, any other party to any of the Material Agreements, is in material breach of or default under any Material Agreement.  No entity which is currently supplying, or during 1999 supplied, to the Company or the Subsidiaries products and services has reduced or otherwise discontinued, or threatened to reduce or discontinue, supplying such items to the Company or the Subsidiaries on reasonable terms, except for such matters which could not reasonably be expected to have a Material Adverse Effect.

(b)  All Material Agreements are legal, valid, binding, in full force and effect and enforceable against each party thereto.

3.11.        Employee Benefit Plans. Section 3.11 of the Disclosure Schedule sets forth all pension plans, profit-sharing plans, incentive compensation plans, retirement plans, employee stock purchase or stock option plans, vacation plans, collective bargaining agreements or other employee pension benefit plans and all bonus, severance, retention, incentive, savings, insurance, welfare or other material employee benefit plans (including without limitation any such plan within the meaning of Section 3(3) of ERISA) maintained by the Company or a Subsidiary, in which any present or former employee of the Company or a Subsidiary participates (“Employee Benefit Plans”) or with respect to which the Company or any of its Subsidiaries has any liability, makes or has an obligation to make contributions. With respect to each such Employee Benefit Plan, the Purchaser has been furnished with, or has had access to, complete and correct copies of: (i) such Employee Benefit Plan, if written, or a description of such Plan if not written, and (ii) to the extent applicable to such Plan, all trust agreements, insurance contracts or other funding arrangements, the three most recent Forms 5500 required to have been filed with the IRS and all schedules thereto, the most recent IRS determination letter, the current summary plan description, any communication received from or sent to the IRS or the Department of Labor indicating that the Company or any of its Subsidiaries has or may have a material liability (including, to the Company’s knowledge, any existing written description of any oral communication) and all material amendments and modifications to any such document. Neither the Company nor any of its Subsidiaries has communicated to any employee any intention or commitment to modify any Employee Benefit Plan or to establish or implement any other employee or retiree benefit or compensation plan or arrangement. Except as set forth in Section 3.11 of the Disclosure Schedule:

(a)  Neither the Company nor any Subsidiary is required to make contributions to any multi-employer plan (within the meaning of Section 3(37) of ERISA);

(b)  With respect to each Employee Benefit Plan and each employee benefit plan maintained by any entity which is under common control with the Company as determined under Code Section 414, no event has occurred and no condition exists that has subjected or could reasonably be expected to subject the Company or any Subsidiary, directly or indirectly, to any material liability (including liability under any indemnification agreement) under Section 412, 413, 4971, 4975, or 4980B of the Code or Section 302, 409, 502, 515, 601, 606, or Title IV of ERISA;

(c)  Each Employee Benefit Plan, has been operated and administered in all material respects in compliance with its terms, all applicable Laws and all applicable collective bargaining agreements and there is no material lawsuit or claim, other than routine claims for benefits, pending, or to the Knowledge of the Shareholders threatened, against any Employee Benefit Plan; and

(d)  No audit or investigation by any governmental authority is pending, or to the Knowledge of the Shareholders threatened, regarding any Employee Benefit Plan.

(e)  Except as set forth on the Disclosure Schedule, each Employee Benefit Plan intended to be qualified under Section 401(a) of the Code, and the trust (if any) forming a part thereof, has received a favorable determination letter from the IRS as to its qualification under the Code and to the effect that each such trust is exempt from taxation under Section 501(a) of the Code, and nothing has occurred since the date of such determination letter that could reasonably be expected to adversely affect such qualification or tax-exempt status.

(f)  No employee is or will become entitled to post-employment benefits of any kind by reason of employment with the Company or any of its Subsidiaries, including, without limitation, death or medical benefits (whether or not insured), other than (x) coverage mandated by Section 4980B of the Code, or (y) retirement benefits payable under any Employee Benefit Plan qualified under Section 401(a) of the Code.  Except as set forth in the Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not result in an increase in the amount of compensation or benefits or the acceleration of the vesting or timing of payment of any compensation or benefits payable to or in respect of any employee.

3.12.        Intellectual Property. (a) Section 3.12 of the Disclosure Schedule sets forth a complete and correct list of all registered Intellectual Property that is owned by the Company and its Subsidiaries and necessary for the conduct of, or is otherwise material to, or used or held for use in connection with, the business of the Company and its Subsidiaries (the “Company Intellectual Property”) and such Company Intellectual Property is owned by the Company or one of its Subsidiaries free of any Lien other than Permitted Liens.  Immediately after the Closing, the Company will own or have the right to use all Company Intellectual Property free from any Liens, other than Permitted Liens.

(b)  Section 3.12 of the Disclosure Schedule contains all registered Intellectual Property used or held for use in connection with, necessary for the conduct of, or otherwise material to the business of the Company. All registered Intellectual Property used or held for use in connection with, necessary for the conduct of, or otherwise material to the business of the Company which is held by the Shareholders or their affiliates (the “Shareholder

Trademarks”) will have been validly transferred to the Company prior to the Closing. Following the Closing, the Company shall have the right to use all Intellectual Property used or held for use in connection with, necessary for the conduct of, or otherwise material to the business of the Company which is held by the Shareholders or their affiliates.

(c)  Section 3.12 of the Disclosure Schedule sets forth a complete and correct list of all material written or oral licenses and arrangements (other than shrink-wrap or click-wrap licenses) pursuant to which (y) the use by any Person of Company Intellectual Property or the Shareholder Trademarks is permitted by the Company or any of its Subsidiaries and (z) the use by the Company or any of its Subsidiaries of Intellectual Property is permitted by any Person.

(d)  The conduct by the Company or any Subsidiary of its business does not infringe in any material respect on any valid Intellectual Property rights of any other Person. Except as set forth in Section 3.12 of the Disclosure Schedule, to the Knowledge of the Shareholders, none of the Company Intellectual Property or the Shareholder Trademarks is being infringed upon by any Person. No Person has since January 1, 1997 challenged the rights of the Company or any of its Subsidiaries or any Shareholder in respect of any Company Intellectual Property or Shareholder Trademarks and, to the Knowledge of the Shareholders, there is no basis for any such challenge. The Company Intellectual Property and the Shareholder Trademarks have been duly registered with, filed in or issued by, as the case may be, the United States Patent and Trademark Office and the filing office of each jurisdiction other than the United States set forth in Section 3.12 of the Disclosure Schedule, and the same remain in full force and effect. To the Knowledge of the Shareholders, such filings are sufficient to perfect in each such jurisdiction enforceable protection for the Company Intellectual Property and the Shareholder Trademarks.

3.13.        Brokers. Except for fees and expenses payable by the Company or its Subsidiaries to Bear, Stearns & Co. and H & F Capital Services, which have been previously disclosed to the Purchaser and will be paid by the Company at the Closing and will be included in Cash Adjustments, none of the Shareholders nor the Company has incurred or will incur any broker’s, finder’s or similar fee, commission or expense, in each case in connection with the transactions contemplated by this Agreement.

3.14.        Environmental Matters.  Except as set forth in Section 3.14 of the Disclosure Schedule or otherwise disclosed in environmental reports provided to the Purchaser:

(a)  the Company’s and its Subsidiaries’ real property complies with applicable Environmental Laws, except for failures to comply that in the aggregate could not reasonably be expected to have a Material Adverse Effect;

(b)  the Company and the Subsidiaries have obtained all environmental consents, approvals, licenses and permits required for their respective operations by any applicable Environmental Law except for failures to obtain that in the aggregate could not reasonably be expected to have a Material Adverse Effect; and

(c)  except as would not have a Material Adverse Effect, neither the Shareholders nor any other Person (including the Company or any Subsidiary) has caused any Release, threatened Release or disposal of any Hazardous Material at or from the Company’s or any Subsidiary’s real property and none of such real property is adversely affected by any Release, threatened Release or disposal of a Hazardous Material originating or emanating from any adjoining property.

3.15.        Transactions with the Shareholders. Set forth in Section 3.15 of the Disclosure Schedule is a true and complete list of the following agreements and transactions: (i) all Company Agreements to which any Shareholder or any Affiliate of any Shareholder is a party and (ii) all transactions between the Company, a Subsidiary or any Employee Benefit Plan, on the one hand, and any Shareholder or any Affiliate of a Shareholder, on the other hand, other than benefits provided under any Employee Benefit Plan in the ordinary course of business.

3.16.        Insurance. Set forth in Section 3.16 of the Disclosure Schedule is a complete and correct schedule of all currently effective insurance policies or binders of insurance or programs of self-insurance which relate to the business of the Company and its Subsidiaries. The coverage under each such policy and binder is in full force and effect, and no notice of cancellation or nonrenewal with respect to, or disallowance of any claim under, or increase of premium for, any such policy or binder has been received by the Company or any Subsidiary, except such notices, disallowances or increases which could not reasonably be expected to have a Material Adverse Effect. The Company has complied in all material respects with the terms and provisions of such policies.

3.17.        Labor Matters. Except as set forth in Section 3.17 of the Disclosure Schedule:

(a)  The Company and the Subsidiaries are in compliance with all currently applicable material laws respecting employment and employment practices, terms and conditions of employment and wages and are not engaged in any unfair labor practice;

(b)  neither the Company nor any Subsidiary is a party, or is otherwise subject, to any collective bargaining agreement or other labor union contract applicable to its employees;

(c)  to the Knowledge of the Shareholders, there are no activities or proceedings by a labor union or representative thereof to organize any employees of the Company or any Subsidiary; and

(d)  there is not pending, and the Company and the Subsidiaries have not experienced since January 1, 1999, any labor disputes, slowdowns, work stoppages or threats thereof.

3.18.        Assets. The Company and its Subsidiaries have good title, valid leasehold interests in or valid rights under contract to use, all of the properties and assets (real, personal or mixed, tangible or intangible), used or held for use in connection with, necessary for the conduct of, or otherwise material to, the business of the Company and its Subsidiaries (the “Assets”), in each case free and clear of any Lien (other than Permitted Liens). Other than Assets used pursuant to contracts for services, such Assets constitute substantially all of the assets or property used to generate the results of operations reflected in the Financial Statements. Except as set forth in Section 3.18 of the Disclosure Schedule, none of the Shareholders or any Affiliate of any Shareholder (other than the Company and its Subsidiaries) has title to, or any possessory or ownership interest in, any of the Assets. The Assets are adequate and suitable for the purposes for which such Assets are used or held for use, and in good operating condition, subject only to ordinary wear and tear, and there are no facts or conditions affecting the Assets which could, individually or in the aggregate, interfere in any material respect with the use, occupancy or operation thereof.  Prior to the Closing, the Company shall furnish to the Purchaser a list of all tangible Assets that are owned by and material to the business of the Company and its Subsidiaries.

3.19.        Undisclosed Liabilities, etc. The Company and its Subsidiaries (including Energy Wear) have no material liabilities or obligations, except (a) as and to the extent disclosed on and adequately reserved against in the Financial Statements or Section 3.19 of the Disclosure Schedule, (b) for liabilities and obligations that are incurred after June 30, 2000 in the ordinary course of business consistent with past practice and are not prohibited by this Agreement, (c) for liabilities and obligations an understanding of which is reasonably apparent from a reading of another representation or warranty contained in Section 3 of this Agreement (or a corresponding section of the Disclosure Schedule), and (d) for liabilities and obligations that would have been required to be disclosed in a section of the Disclosure Schedule under another representation or warranty contained in Section 3 of this Agreement if such representation or warranty were not qualified by materiality, any dollar threshold or “Material Adverse Effect,” but is not so required to be disclosed as a result of such qualification. Since June 30, 2000, there has not occurred or come to exist any Material Adverse Effect or any event, occurrence, fact, condition, change, development or effect that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

3.20.        Energy Wear EBITDA. The EBITDA of Energy Wear for the twelve months ended June 30, 2000 was greater than zero.

3.21.        No Other Representations or Warranties. Except for the representations and warranties contained in this Section 3 or elsewhere in this Agreement, the Shareholders and the Company make no representation or warranty, express or implied, written or oral, and the Shareholders and the Company hereby disclaim any such representation or warranty, whether by the Shareholders or the Company or any of their officers, directors, employees, agents or representatives or any other Person, with respect to the Company, the Subsidiaries or their respective businesses or operations, or the execution and delivery of this Agreement or the transactions contemplated hereby, notwithstanding the delivery or disclosure to the Purchaser, any Affiliate of the Purchaser or any of its officers, directors, employees, agents or representatives or any other Person of any documentation or other information by the Shareholders or the Company or any of their Affiliates, officers, directors, employees, agents or representatives or any other Person with respect to any one or more of the foregoing. Without limiting the generality of the foregoing, the Company and the Shareholders make no representation or warranty with respect to any projections, estimates or budgets delivered to or made available to the Purchaser of revenues, results of operations (or any component thereof), cash flows or financial condition of the Company and the Subsidiaries (or any component thereof) or the business and operations of the Company and the Subsidiaries.

SECTION 4. REPRESENTATIONS AND WARRANTIES REGARDING PURCHASER

The Purchaser and MergerCo represent and warrant to the Shareholders as of the date hereof as follows:

4.1.          Organization of the Purchaser.  Each of the Purchaser and MergerCo is duly organized and is validly existing as a limited partnership or corporation, as applicable, in good standing under the laws of Delaware, and has the requisite power and authority to own, lease and operate the property used in its business and to carry on its business as now being conducted. Each of the Purchaser and MergerCo is registered to do business in all jurisdictions where it is required to be qualified as a foreign entity except where the failure to be so qualified would not impair the Purchaser’s or MergerCo’s, as the case may be, ability to execute, deliver and perform this Agreement and the Ancillary Agreements and consummate the transactions contemplated hereby and thereby.

4.2.          Power; Authorization; Consents. Each of the Purchaser and MergerCo has the requisite power and authority to execute, deliver and perform each of this Agreement and the Ancillary Agreements and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby have been duly authorized and approved by the general partner of the Purchaser and the board of directors of MergerCo, and no other proceedings on the part of the Purchaser or MergerCo are necessary to authorize and approve this Agreement and the Ancillary Agreements or any of the transactions contemplated hereby and thereby. Each of this Agreement and the Ancillary Agreements has been or will be duly executed and delivered by the Purchaser and MergerCo and constitutes and will constitute a valid and binding obligation of the Purchaser and MergerCo, enforceable against the Purchaser and MergerCo in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting creditors’ rights generally or by the principles governing the availability of equitable remedies. Except as disclosed in Section 4.2 of the Disclosure Schedule, the execution, delivery and performance of each of this Agreement and the Ancillary Agreements by the Purchaser and MergerCo and the consummation of the transactions contemplated hereby and thereby do not and will not:

(a)  contravene any provisions of the constituent or organizational instruments of the Purchaser or MergerCo;

(b)  after notice or lapse of time or both, conflict with, result in a breach of any provision of, constitute a default under, result in the modification or cancellation of, or give rise to any right of termination in respect of, any material contract, agreement, commitment, understanding or arrangement of any kind to which the Purchaser or MergerCo is a party which could reasonably be expected to have a Material Adverse Effect;

(c)  violate or conflict with any material Legal Requirement applicable to the Purchaser or MergerCo or any of their respective businesses or properties, except where such violation or conflict could not reasonably be expected to have a Material Adverse Effect; or

(d)  except for filings under the HSR Act, require any material authorization, consent, order, permit or approval of, or notice to, or filing, registration or qualification with, any Person which if not obtained or made could not reasonably be expected to have a Material Adverse Effect.

4.3.          Brokers. Except as disclosed in Section 4.3 of the Disclosure Schedule, the Purchaser has not employed any broker or finder or has incurred or will incur any broker’s, finder’s or similar fees, commissions or expenses, in each case in connection with the transactions contemplated by this Agreement except for such fees, commissions or expenses which will be borne by the Purchaser.

4.4.          Investment Intent of the Purchaser. The Purchaser is acquiring the Purchased Shares delivered pursuant to this Agreement for investment purposes, and not with the view to or in connection with any distribution thereof.  The Purchaser understands that the Common Shares may not be sold, assigned, offered for sale, pledged or otherwise transferred unless such transaction is registered under the Securities Act of 1933, as amended, and applicable state securities laws, or exemptions from such registration requirements are available or such requirements are not applicable.

4.5.          Financing Commitments. The Purchaser has delivered to the Shareholders’ Representative true, complete and correct copies of (i) a commitment letter from Bankers Trust Company, whereby such financial institution has committed, upon the terms and subject to the conditions set forth therein, to provide senior debt financing in an amount of up to $60 million in connection with the transactions contemplated by this Agreement, (ii) a commitment letter from Bankers Trust Corporation, expressing such financial institution’s commitment, upon the terms and subject to the conditions set forth therein, to provide subordinated debt financing in the amount of $50 million in connection with the transactions contemplated by this Agreement, (iii) a complete and correct copy of a commitment letter from North Castle Partners II, L.P. (“NCP”) whereby NCP has committed, upon the terms and subject to the conditions set forth therein, to provide equity financing in the aggregate amount of $41 million in connection with the transactions contemplated by this Agreement, and (iv) a complete and correct copy of a commitment letter from J.W. Childs Partners II, L.P. (“Childs”) whereby Childs has committed, upon the terms and subject to the conditions set forth therein, to provide equity financing in the aggregate amount of $41 million in connection with the transactions contemplated by this Agreement. Each such commitment letter is valid, binding and in full force and effect, and the Purchaser knows of no reason why the conditions set forth in Section 6.8 will not be satisfied on a timely basis.

4.6.          Litigation. There is no action, suit, investigation or proceeding pending against, or to the Knowledge of the Purchaser, threatened in writing against, the Purchaser before or by any court, arbitrator, panel, agency or other governmental, administrative or judicial entity which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement.

SECTION 5.  COVENANTS

5.1.          Access; Confidentiality. Between the date hereof and the Closing, the Shareholders will cause the Company and its Subsidiaries, during normal business hours and upon reasonable notice to the Company, to (i) provide to the Purchaser and its representatives full access to the premises, property, files, books, records, documents, and other information of or concerning the Company and its Subsidiaries; (ii) furnish to the Purchaser and its representatives financial, technical and operating data and other information pertaining to the business and property of the Company and its Subsidiaries; (iii) make available for inspection and copying by the Purchaser and its representatives copies of any documents relating to the foregoing; (iv) permit the Purchaser and its representatives to conduct reasonable interviews of the employees, sales representatives and auditors of the Company and its Subsidiaries; and (v) make the officers of the Company and the Subsidiaries reasonably available to cooperate with the Purchaser in obtaining financing for the transactions contemplated hereby; provided, however, that any such investigation will be conducted in such a manner so (A) as to preserve the confidentiality of the transactions contemplated hereby and (B) as not to interfere unreasonably with the operation of the business of the Company and its Subsidiaries. During the period from the date hereof to the Closing, all information provided to the Purchaser or its representatives by or on behalf of the Shareholders or the Company, or their representatives (whether pursuant to this Section 5.1 or otherwise) will be governed and protected by the Confidentiality Agreement.

5.2.          Announcements. Prior to the Closing, no party hereto will issue any press release or otherwise directly or indirectly make any public statement or furnish any statement or make any announcement to its customers with respect to the transactions contemplated hereby without the prior consent of the other, except as may be required by law.

5.3.          Consents; Cooperation. Subject to the terms and conditions hereof, the Shareholders, the Company, MergerCo and the Purchaser will use their reasonable efforts:

(a)  subject to Section 5.13, to obtain as soon as practicable all authorizations, consents, orders, permits or approvals of, or notices to, or filings, registrations or qualifications with, any governmental, administrative or judicial authority or any other Person that are required on their respective parts, for the consummation of the transactions contemplated by this Agreement;

(b)  to defend, consistent with applicable principles and requirements of law, any lawsuit or other legal proceeding, whether judicial or administrative, whether brought derivatively or on behalf of third persons (including governmental authorities) challenging this Agreement or the transactions contemplated hereby;

(c)  to furnish to each other such information and assistance as may reasonably be requested in connection with the foregoing; and

(d)  to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

5.4.          Additional Agreements. In addition to the provisions of Section 5.3(a) hereof, the Purchaser will use reasonable efforts to eliminate any concern on the part of any court or government authority regarding the legality of the proposed transactions contemplated hereby and take or cause to be taken all such action as may reasonably be required in order to consummate the transactions contemplated hereby under applicable antitrust and other laws and regulations regarding competition.

5.5.          Notification of Certain Matters.

(a)  Between the date hereof and the Closing, the Shareholders and the Purchaser will give prompt notice in writing to the other of (i) any information known to the Shareholders or the Purchaser that indicates that any representation or warranty of the Shareholders or the Purchaser, as the case may be, contained herein will not be true and correct in any material respect as of the Closing and (ii) the occurrence of any event known to the Shareholders or the Purchaser which will result, or has a reasonable prospect of resulting, in the failure to satisfy a condition specified in Section 6 or 7 hereof.

(b)  Prior to the Closing, the Shareholders and the Company shall be permitted to amend or supplement the Disclosure Schedule to disclose additional matters arising after the date of this Agreement. Such amendments or supplements shall be made in writing and furnished to the Purchaser at least two Business Days prior to the Closing. The Disclosure Schedule shall be deemed to be amended and supplemented as of the Closing solely for purposes of Section 9 hereof (but not for purposes of determining the accuracy of the representations and warranties set forth in Section 3 as of the date hereof). For the avoidance of doubt, no such amendment or supplement shall be effective to modify the Disclosure Schedule for purposes of determining the satisfaction of the condition set forth in Section 6.1 hereof.

5.6.          Hart-Scott-Rodino. As soon as practicable (but in no event later than 10 days) after the date hereof, the Purchaser and the Company will prepare and file all documents with the Federal Trade Commission and the United States Department of Justice that are required to comply with the HSR Act. The Company and the Purchaser will promptly respond to any “second request” made in connection with such filings and will promptly furnish all materials requested by any of the regulatory agencies having jurisdiction over such filings.

5.7.          Further Assurances. Any time after the Closing, the Shareholders and the Purchaser will, and the Purchaser will cause the Company to, promptly execute, acknowledge and deliver any other assurances or documents reasonably requested by the Purchaser or the Shareholders, as the case may be, to satisfy or in connection with its obligations hereunder.

5.8.          Retention of Books and Records. For a period of six years after the Closing Date (or in the case of books, records and other documents relating to Taxes until the expiration of the applicable statute of limitations), the Company will retain all books, records and other documents pertaining to the Company in existence on the Closing Date and to make the same available after the Closing Date for examination and copying by the Shareholders or their representatives, at such the Shareholders’ expense, upon reasonable notice. No such books, records or documents will be destroyed by the Purchaser or the Company without first advising the Shareholders in writing and providing the Shareholders a reasonable opportunity to obtain possession or make copies thereof at the Shareholders’ expense.

5.9.          Employee Benefit Plans. For a period of two years after the Closing, the Purchaser shall cause the Company to continue to maintain employee and retiree compensation and benefit plans, programs, arrangements and policies for the benefit of employees of the Company and the Subsidiaries which provide compensation and benefits that are substantially equivalent, in the aggregate, to those provided by the Company and the Subsidiaries, as applicable, for the benefit of such employees prior to the Closing Date. The Purchaser will cause the Company and the Subsidiaries to give employees of the Company and the Subsidiaries full credit for purposes of eligibility, vesting and benefit accrual under any such plans or arrangements maintained by the Company or any Subsidiary, for such employees’ service recognized for such purposes under the Employee Benefit Plans.  The Purchaser will honor all existing agreements and obligations under the Employee Benefit Plans.

5.10.        Conduct of Business Prior to the Closing. From the date hereof to the Closing, the Shareholders shall cause the business of the Company and each of its Subsidiaries to be conducted in the ordinary course and shall cause the Company and each of its Subsidiaries to use their reasonable efforts to preserve the current business organization and existing business relationships including with customers and suppliers. In addition, the

Shareholders shall not cause or permit the Company or any of its Subsidiaries to do any of the following without the prior written consent of the Purchaser:

(a)  except as contemplated by this Agreement, amend its Certificate of Incorporation or By-Laws;

(b)  except as set forth in Section 5.10 of the Disclosure Schedule, make or grant any increase in compensation or employee benefits or in severance or termination pay to any officer, executive officer, employee, member of the Board of Directors, agent or consultant, or enter into any employment agreement with any executive officer or other individual, in each case except as may be required under employment, collective bargaining or termination agreements in effect on the date hereof or, solely with respect to employees other than officers and members of the Board of Directors, in the ordinary course of business;

(c)  except as contemplated by this Agreement or as set forth in Section 5.10 of the Disclosure Schedule, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire, other than in the ordinary course of business, any assets which are material, individually or in the aggregate, to the Company;

(d)  except as set forth in Section 5.10 of the Disclosure Schedule, sell, pledge, mortgage, assign, lease, give a security interest in or otherwise encumber or dispose of, or agree to do any of the foregoing with respect to, any of its assets, except in the ordinary course of business;

(e)  except in the ordinary course of business, enter into or amend any other commitment, contractual obligation or transaction which calls for aggregate payments in excess of $100,000 and which does not expire or is not terminable without cost or penalty at the Company’s option within a 180 day period;

(f)  except in the ordinary course of business, accelerate the receipt of amounts due with respect to the Company’s trade accounts receivable or any other accounts receivable;

(g)  except in the ordinary course of business, lengthen the period for payment of the Company’s accounts payable;

(h)  (i) except for the distribution of the Special Distribution Amount pursuant to Section 5.23, declare, set aside, pay or make any dividend or other distribution or payment (whether in cash, stock or property) with respect to, or, except as contemplated by this Agreement, purchase or redeem, any shares of capital stock, or (ii) except as set forth in Section 5.10 of the Disclosure Schedule, make any other payments or benefits to the Shareholders or Affiliates of the Shareholders, other than payments contemplated by this Agreement;

(l)  except as set forth in Section 5.10 of the Disclosure Schedule, (i) incur any Debt (excluding for this purpose any interest, fees or premiums accruing on Debt outstanding on the date hereof and borrowings in the ordinary course of business for seasonal working capital and budgeted capital expenditure needs or in order to make the distributions described in clause (h) of this Section 5.10 under the Revolving Facility and any interest, fees and premiums thereon), (ii) prepay any interest on any Debt, (iii) except in the ordinary course of business, make any loans, advances or capital contributions to, or investments in, any other person, other than the Company or any direct or indirect wholly owned Subsidiary of the Company or (iv) issue any shares of capital stock of the Company;

(j)  except in the ordinary course of business or as set forth in Section 5.10 of the Disclosure Schedule, make or agree to make any new capital expenditure or capital expenditures in excess of $100,000 in the aggregate; or

(k)  except as set forth in Section 5.10 of the Disclosure Schedule, in the ordinary course of business or as would not have a Material Adverse Effect, enter into, amend or terminate any Material Agreement.

(l)  conduct all Tax affairs relating to it other than in the ordinary course of business consistent with past practice and in good faith in substantially the same manner as such affairs would have been conducted if this Agreement had not been entered into;

(m)  intentionally take any action or intentionally omit to take any action that would result in a material breach of any of the representations and warranties set forth in Section 3;

(n)  grant any new Options to any Person, or add, delete, amend or accelerate the terms, vesting or exercisability of any outstanding Option (whether or not granted pursuant to the Stock Option Plan) other than those outstanding Options which by their terms (as in effect on the date hereof) will accelerate as a result of the Closing.

Notwithstanding the foregoing, the Company shall, and the Shareholders shall cause the Company to, make capital expenditures or otherwise accomplish capital expenditure objectives from and after the date hereof through the Closing Date substantially in accordance with the Company’s capital expenditure plan.

5.11.        Shareholders’ Rights with Respect to Resales. In the event that a Transfer (as defined below) occurs at any time during the period commencing on the Closing Date and ending on the date which is six months from the Closing Date (the “Resale Period”), the Surviving Corporation will pay or cause to be paid to the Shareholders an aggregate amount equal to 25% of the Resale Profit (as defined below) on such Transfer, such amount to be paid in the same form as the Transfer Consideration upon consummation of any such Transfer such that the Shareholders shall receive such percentage of the Resale Profit in the kind and amount of cash, securities and other property that they would have been entitled to receive had they been holders of shares of capital stock of the Company immediately prior to consummation of such Transfer. The Purchaser will not, by amendment of the Company’s charter or through a reorganization, consolidation, merger, dissolution, sale of assets or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Section 5.11, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Shareholders to receive any Resale Profit. A Transfer consummated after the expiration of the Resale Period shall be deemed to have occurred during the Resale Period and Resale Profit shall be payable to the Shareholders in respect of such a Transfer, if such Transfer was effected pursuant to a definitive written agreement entered into prior to the expiration of the Resale Period.

For purposes of this Section 5.11, the following terms have the meanings set forth below:

“Resale Profit” means, with respect to any Transfer, an amount equal to the excess, if any, of (I) the sum of (a) the aggregate value of the Transfer Consideration received by, payable to or inuring to the benefit of, the Purchaser and its Affiliates, directly or indirectly, as a result of such Transfer, plus (b) the value of any dividends or distributions of any kind paid, at any time following the Closing, in respect of the Common Shares or any other equity interests in the Company held by the Purchaser or its Affiliates or upon any redemption or repurchase of such shares or equity interests, over (II) the sum of (x) the Purchase Price, plus (y) the fees and expenses Incurred by the Purchaser or its Affiliates, the Surviving Corporation or any of its Subsidiaries in connection with such Transfer, plus (z) any additional equity capital contributed to the Company or its Subsidiaries by the Purchaser or its Affiliates following the Closing.

“Transfer” means any sale, conveyance, assignment, disposition or other transfer, other than to an Affiliate of any of the Purchaser who agrees in writing to be bound by the provisions of this Section 5.11, in one or a series of related transactions, of (i) all or substantially all of the assets or stock of the Company and its Subsidiaries, taken as a whole (whether by sale of stock or assets, merger, consolidation or otherwise), (ii) the consummation of any transaction (other than the sale of shares of capital stock of the Company or any Affiliate of the Company in an underwritten public offering but including, without limitation, any merger or consolidation) the result of which is that the Purchaser ceases to be the “beneficial owner” (as such term is defined in Rule 13d-3 and Rule 12d-5 under the Securities Exchange Act of 1934) of a majority of the voting capital stock of the Company, Notwithstanding the foregoing, a pledge or assignment of interests or assets of the Purchaser or the Company or any Subsidiary to a lender in the ordinary course of business (and the subsequent exercise of remedies by such lender) shall not constitute a Transfer for purposes of this Section 5.11.

“Transfer Consideration” means the value of all cash, securities and other property paid, or to be paid, directly or indirectly, by an acquirer to the Purchaser, its Affiliates or the Company in connection with the Transfer. The value of any non-cash consideration shall be the fair market value of such consideration, as determined in good faith by the Board of Directors of the Company. Transfer Consideration shall also include the aggregate amount of any liabilities assumed or paid, directly or indirectly, by the acquiror.

5.12.        Transfer Taxes. The Shareholders shall bear, and shall indemnify the Company from and against, all excise, sales, transfer, documentary, filing, recordation and other similar taxes, levies, fees and charges, if any (including all real estate transfer taxes and conveyance and recording fees, if any), that may be imposed upon, or payable or collectible or incurred in connection with, this Agreement and the transactions contemplated hereby jointly and severally. The Shareholders’ Representative shall prepare any Tax Returns relating to such transfer taxes. Fifteen days before any such Tax Return is required to be filed, the Shareholders’ Representative shall submit such Tax Return to the party or parties with the filing obligation with respect to such Tax Return together with cash equal to the amount of Transfer Taxes shown as due on such return. Upon receipt of such Tax Return, The Purchaser, Company or the Shareholders, as the case may be, agree to sign, if required by the Tax Return, and to file such Tax Return within the fifteen day period, in each case, unless there is no reasonable basis for the positions taken in the Tax Return and such positions would have a material effect on the Company. The Shareholders’ Representative shall, at his election and expense, have the right to represent the Purchaser, the Company or the Shareholders, as the

case may be, with respect to any Contest relating to such transfer taxes; provided, however, that the Company shall have the right to participate in (but not control) any such Contest and provided further that the Shareholders Representative shall not settle any such Contest without the written consent of the Company, which consent shall not be unreasonably withheld, it being understood that it would be unreasonable to withhold consent if the settlement would have no material effect on the Company. Unless the Purchaser or the Company has previously received written notice from the Shareholders’ Representative of the existence of such a Contest, the Purchaser or the Company, as the case may be, shall give written notice to the Shareholders’ Representative within ten days of receiving written notice of such Contest, but no failure to give such notice shall relieve the Shareholders from liability hereunder except to the extent, if any, that the rights of the Shareholders with respect to such Contest are prejudiced. The Purchaser and the Company agree to assist and cooperate with the Shareholders’ Representative as reasonably requested and his representatives at no cost to the Shareholders’ Representative in a prompt and timely manner in connection with any such Contest.  Such cooperation shall include, but shall not be limited to, making available on a reasonable basis to the other Shareholders’ Representative and its representatives, all books, records, returns, documents, files, other information necessary or useful in connection with any Contest. The Shareholders shall be entitled to any refund paid to the Surviving Corporation or the Purchaser with respect to the Taxes funded by the Shareholders pursuant to this Section 5.12.  In the event that the Surviving Corporation or the Purchaser receives such a refund, such party shall pay such amount to the Shareholder’s Representative within fifteen days.

5.13.        Landlord Consents. The Shareholders and the Company shall promptly furnish the notice (together with all required documentation) with respect to the transactions contemplated by this Agreement as prescribed by the lease agreement set forth in Section 5.13 of the Disclosure Schedule. In furtherance thereof, the Purchaser shall execute and deliver to the landlord a guaranty of the obligations under such lease provided therein, but in no event shall Purchaser be required to pay any consent fees required by the landlord. In the event that the landlord under such lease objects to the transactions contemplated in this Agreement within the period prescribed in the lease, the Shareholders shall use their commercially reasonable efforts to obtain the landlord’s consent or a judicial determination that no such consent is required.

5.14.        Termination of Existing Shareholder Agreements. Each of the Shareholders hereby agree to terminate the Stockholders’ Agreement, dated as of December 31, 1998, by and among the Company and the stockholders of the Company listed on the signature pages thereof, the Errico Stockholders’ Agreement, dated as of December 31, 1998, by and among the Company, Donate Errico, Jr., Vito Errico, Lavinia Errico and Charles D. Hooker (as trustee), and if requested by the Purchaser, any other agreement between any Shareholder or any entity controlled by a Shareholder, on the one hand, and the Company or any Subsidiary, on the other hand, effective as of, and conditioned upon, the Closing.

5.15.        Indemnification. From and after the Closing Date, the Purchaser and the Company shall indemnify each present and former director and officer of the Company and its Subsidiaries from any and all claims arising out of or in connection with activities in such capacity to the fullest extent provided under Delaware law, and in addition, to the fullest extent provided in their respective charters or by-laws, as applicable, which obligations shall survive the Closing and shall continue in full force and effect for a period of not less than six years from the Closing Date; provided, however, that if any claim or claims are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims. Without limiting the foregoing, after the Closing Date, the Company shall advance expenses (including reasonable attorneys’ fees and expenses) incurred with respect to the foregoing, as they are incurred, to the fullest extent permitted under applicable law, provided that the person on whose behalf the expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

5.16.        Access to Tax Records. After the Closing Date, the Purchaser, the Surviving Corporation and the Subsidiaries will make available to the Shareholders, as reasonably requested, and to any taxing authority as required by applicable law, all information, records or documents relating to the liability or potential liability for Taxes of the Shareholders that are attributable to the Shareholders’ investment in the Company, and further will preserve such information, records or documents until the expiration of any applicable statute of limitations or extensions thereof.

5.17.        Liquidation of Certain Subsidiaries. Prior to the Closing, the Company and the Shareholders shall have taken actions that are reasonably satisfactory to the Purchaser to complete the liquidation of each inactive subsidiary, including, without limitation, Equinox Cafes, Inc. and Equinox West Palm Beach, Inc. (each, a “Liquidation Subsidiary”). Any Assets held by a Liquidation Subsidiary prior to its liquidation shall remain Assets of the Company or a Subsidiary of the Company after the complete liquidation of the Liquidation Subsidiary.

5.18.        Use of Business Marks. Each Shareholder covenants that from and after the Closing, such Shareholder shall not, and shall not cause any Affiliate, associate and representative thereof to, directly or indirectly, use any of the names and marks set forth in Section 3.12 of the Disclosure Schedule or any other name or mark confusingly similar to any of those names and marks.

5.19.        Non-Competition; Non-Disparagement. During the period beginning on the Closing Date and ending on the third anniversary thereof (the “Restriction Period”), each Principal Shareholder will not, directly or indirectly, alone or in conjunction with any Entity (as defined below), (i) own, manage, operate or control or participate in the ownership, management, operation or control of, or become associated, as an employee, director, officer, advisor, agent, consultant, principal, partner, member or independent contractor with or lender to, any person, enterprise, firm, partnership, corporation, limited liability entity, cooperative or other entity (collectively, an “Entity”) engaged in or aiding others to engage in any business currently conducted by the Company or any of its Subsidiaries or any business substantially similar thereto in North America and Europe, provided that a Principal Shareholder may own less than 3% of the outstanding voting shares of any publicly held company or own an interest in any Entity no more than 10% of the gross sales revenue of which is derived from such business, or (ii) make any public statement disparaging or criticizing in any way the Company or the Purchaser or any of their respective Affiliates, or any products or services offered by any of these, except to the extent required by any Legal Requirement, and then only after consultation with the Purchaser to the extent possible.

5.20.        Non-Solicitation of Employees. During the Restriction Period, each Principal Shareholder shall not directly or indirectly, for his own account or the account of any other Person or Entity with which he shall become associated in any capacity (other than the Purchaser or the Surviving Corporation), (i) solicit for employment or engagement or employ or otherwise engage any Person who at the time of, or at any point during the twelve months (or, in the case of Persons actually or constructively terminated by the Surviving Corporation, six months) prior to, such solicitation is or was employed by the Purchaser or any Subsidiary of the Purchaser, regardless of whether such employment or engagement is direct or through an Entity with which such Person is employed or associated, or otherwise intentionally interfere with the relationships of the Purchaser or any Affiliate or Subsidiary of the Purchaser with any Person or Entity who or which is at the time employed by the Purchaser or any Affiliate or Subsidiary of the Purchaser or (ii) induce any employee, officer, director, consultant, advisor or contractor of the Purchaser or any Affiliate or Subsidiary of the Purchaser to engage in any activity which the Shareholders are prohibited from engaging in under this Agreement or to terminate such employment or engagement. Notwithstanding the foregoing, each Shareholder shall be permitted to employ or otherwise engage any person referred to in (i) or (ii) above who, without any solicitation or inducement by the individual, solicits such Shareholder for employment, provided that the Purchaser consents in writing to such employment or engagement, which consent shall not be unreasonably withheld.

5.21.        Cash Adjustments; Capital Expenditures.

(a)  On or prior to the first Business Day preceding the Closing Date, the Company shall deliver to the Purchaser a certificate, executed by its Chief Financial Officer, stating such officer’s best estimate of the amount of the Cash Adjustments and setting forth in reasonable detail the calculation of such estimate and attaching copies of all evidence of relevant payments and account balances. The Purchaser shall have the right to review and approve (which approval shall not be unreasonably withheld) the calculation of the Cash Adjustments.

(b)  On or prior to the second Business Day preceding the Closing Date, the Company shall deliver to the Purchaser a certificate, executed by its Chief Executive Officer and its Chief Financial Officer, certifying that the Company will have made capital expenditures or otherwise accomplished its capital expenditure objectives from and after the date hereof through the Closing Date substantially in accordance with the Company’s capital expenditure plan.

5.22.        No Solicitation. During the term of this Agreement, each of the Company and the Shareholders shall not, and shall cause any representative of the Shareholders or the Company not to, (a) directly or indirectly solicit or encourage any inquiries or proposals for, or enter into or continue any discussions with respect to, any of the following (a “Competing Transaction”): the acquisition by any Person of any of the Common Shares, any other shares of capital stock or other securities of the Company or any of its Subsidiaries, or all or a material part of the business or of the Assets of the Company or any of its Subsidiaries or (b) furnish or permit to be furnished any nonpublic information concerning the Company or any of its Subsidiaries or any of their businesses and operations to any Person (other than the Purchaser and MergerCo and their prospective lenders and investors and their respective representatives), other than information furnished in the ordinary course of business in consultation with the Purchaser and MergerCo. The Shareholders shall promptly notify the Purchaser of any inquiry or proposal received by the Shareholders or any representative thereof with respect to any such Competing Transaction. The Shareholders shall immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person other than the Purchaser in respect of any Competing Transaction.

5.23.        Special Distribution. On or immediately prior to the Year End Date, the Company will distribute on its Common Stock an amount up to $25,000,000 as determined by the Shareholders’ Representative (the “Special Distribution Amount”). For avoidance of doubt, any distribution made pursuant to Section 9.9 shall not be counted towards such $25,000,000 cap or included in the Special Distribution Amount.

5.24.        Release of Shareholder Guarantees. Each of the Purchaser and the Surviving Corporation shall use its reasonable efforts to cause all guarantees of any Shareholder that are listed in Section 5.24 of the Disclosure Schedule to be released and terminated in writing in form and substance reasonably satisfactory to the Shareholders’ Representative, and pending such release and termination, the Purchaser shall indemnify such Shareholder for any Losses which he or she may incur in connection with any such guaranty. For purposes of this Section 5.24, the use of “reasonable efforts” shall not be deemed to require the payment of any money (in addition to amounts payable to satisfy the guaranty obligation) to any third party.

5.25.        Section 338 Election. The Purchaser shall not make any election under section 338 (including section 338(g)) of the Code in connection with any of the transactions described in this agreement.

5.26.        Promotions and Sales Efforts. Following the Closing through December 31, 2000, the Surviving Corporation shall, and the Purchaser shall cause the Surviving Corporation to, pursue promotions and sales efforts in a manner reasonably consistent with the manner in which it pursued promotions and sales efforts in the corresponding period of 1999.

SECTION 6.  CONDITIONS TO THE OBLIGATIONS OF PURCHASER

The obligations of the Purchaser and MergerCo required to be performed by it at the Closing are subject to the satisfaction, at or prior to the Closing, of each of the following conditions, each of which may be waived by the Purchaser and MergerCo:

6.1.          Representations and Warranties; Covenants. The representations and warranties of the Shareholders and the Company contained in Section 3 of this Agreement will be true and correct as of the Closing (except for those that are made as of a certain date, which shall be true and correct as of such date) in all material respects, except that all representations and warranties that are qualified by references to “materiality” or “Material Adverse Effect” shall be true and correct in all respects. Each obligation of the Shareholders and the Company required by this Agreement to be performed by them at or prior to the Closing will have been duly performed and complied with in all material respects at the Closing. At the Closing, the Purchaser will have received certificates, dated the Closing Date and duly executed by or on behalf of each of the Shareholders and the Company (without personal liability to the signing officer, in the case of the Company), to the effect that the conditions set forth in the preceding sentences have been satisfied.

6.2.          Hart-Scott-Rodino. Any applicable waiting period under the HSR Act and the rules and regulations promulgated thereunder will have expired or been terminated.

6.3.          Absence of Injunction. No order, stay, judgment or decree will have been issued by any court and be in effect restraining or prohibiting the consummation of the transactions contemplated hereby.

6.4.          Directors. The Purchaser will have received the written resignation of any director of the Company or any Subsidiary of the Company (or such directors will have otherwise been removed) whose resignation it has requested.

6.5.          Section 1445(b)(2) Affidavit. The Shareholders will have furnished the Purchaser an affidavit stating the United States taxpayer identification numbers of such Shareholders and that such Shareholders are not foreign persons, as contemplated by Section 1445(b)(2) of the Code.

6.6.          Certificates. The Shareholders and the Company will have furnished the Purchaser with such certificates of their respective officers and others as the Purchaser may reasonably request to evidence satisfaction of the conditions set forth in this Section 6, such certificates to be made without personal liability of such officer or other person signing such certificate.

6.7.          No Material Adverse Effect. No event, occurrence, fact, condition, change, development or effect shall exist or have occurred since the date of this Agreement that, individually or in the aggregate, has or had or resulted in, or could reasonably be expected to have a Material Adverse Effect.

6.8.          Financing. The Surviving Corporation shall have obtained debt financing, and the Purchaser shall have obtained equity financing from Childs, sufficient to enable the Surviving Corporation and the Purchaser to consummate the transactions contemplated by this Agreement on such terms as are satisfactory to the Purchaser in its reasonable judgment. This condition shall be deemed to have been met if, on the Closing Date, the funds set forth in the letters described in subclauses (i), (ii) and (iv) of Section 4.5 are available to the Surviving Corporation to be drawn upon, on the terms set forth in such letters.

6.9.          Corporate Proceedings. All corporate proceedings of the Company and all actions of the Shareholders in connection with the transactions contemplated by this Agreement and any ancillary agreements, and all documents and instruments incidental thereto, shall be reasonably satisfactory in form and substance to the Purchaser and its counsel, and the Purchaser and its counsel shall have received all such documents and instruments, or copies thereof, certified if requested, as may be reasonably requested.

6.10.        Shareholders Agreement and Registration Rights Agreement. On or prior to the Closing Date, the Shareholders shall have entered into (i) a Shareholders Agreement in substantially the form of Exhibit C (the “Shareholders Agreement”) and (ii) a Registration Rights Agreement in substantially the form of Exhibit D (the “Registration Rights Agreement”).

6.11.        Lien Releases. The Company shall have delivered evidence on or prior to the Closing Date that is reasonably satisfactory to the Purchaser that all Liens securing any Debt incurred by the Company and its Subsidiaries shall have been terminated and released; provided, that the Surviving Corporation shall, at the Closing, provide the amount of funds necessary to pay off the Debt (other than assumed capital lease obligations).

6.12.        Governmental Consents. The Company or the Subsidiaries shall have obtained and shall have delivered to the Purchaser and MergerCo on or prior to the Closing Date copies of all Consents of Governmental Authorities listed on Section 6.12 of the Disclosure Schedule.

6.13.        Construction Contracts. On or prior to Closing, Bell Development Corporation and the Company shall have entered into construction and development contracts reasonably acceptable to the Purchaser regarding Equinox Wall Street, Inc. and Equinox 44th Street, Inc., and Eclipse Development Corporation and the Company shall have entered into construction and development contracts reasonably acceptable to the Purchaser regarding Equinox Greenwich Avenue, Inc. and any additional developments planned as of the Closing Date. On or prior to the Closing Date, Bell Development Corporation, Eclipse Development Corporation and the Shareholders shall have transferred to the Company all of their respective right, title and interest in and to, if any, all architectural plans, drawings, designs and specifications and all related documents related to each health club facility owned by any of the Subsidiaries.

6.14.        Opinions. The Purchaser and MergerCo shall have received an opinion of Cleary, Gottlieb, Steen & Hamilton, counsel to the Shareholders, substantially in the form of Exhibit E.

6.15.        Option Consents. The Company shall have received consents from each of Harvey Spevak, Paul Boardman, Ken Fleischer and Catherine Cassidy regarding the treatment of their respective Options pursuant to this Agreement.

6.16.        Cash Adjustments Calculation. The Company shall have delivered to the Purchaser, pursuant to Section 5.21 (a) hereof, a certificate, executed by its Chief Financial Officer, stating the amount of the Cash Adjustments and setting forth in reasonable detail the calculation of Cash Adjustments, and the Purchaser shall have approved such calculation in accordance with Section 5.21 (a).

6.17.        Lessor Notice. The lessor under the lease set forth in Section 5.13 of the Disclosure Schedule shall have been duly furnished with the notice with respect to the transactions contemplated by this Agreement as prescribed by such lease, and either (i) the lessor shall not have asserted within the time period prescribed by such lease that its consent is required in order to consummate such transactions, (ii) the consent of the lessor to such transactions shall have been received or (iii) there shall have been a final judicial determination that such consent is not required.

6.18.        Certain Consents. The Company shall have received the written waivers from the landlords under the leases identified in Schedule 6.18(a) of the Disclosure Schedule, in form and substance reasonably satisfactory to the Purchaser, each to the effect that the landlord irrevocably waives the security deposit and letter of credit requirements under such leases. The Company shall have received the written consent of the landlord under the lease identified in Section 6.18(b), in form and substance reasonably satisfactory to the Purchaser, to enter into the transactions contemplated by this Agreement.

SECTION 7.  CONDITIONS TO THE OBLIGATIONS OF THE SHAREHOLDERS

The obligations of the Shareholders to be performed by them at the Closing are subject to the satisfaction, at or prior to the Closing, of each of the following conditions, each of which may be waived by the Shareholders:

7.1.          Representations and Warranties; Covenants. The representations and warranties of the Purchaser and MergerCo contained in Section 4 of this Agreement will be true and correct as of the Closing (except for those that are made as of a certain date, which shall be true and correct as of such date) in all material respects, except that all representations and warranties that are qualified by references to “materiality” or “Material Adverse Effect” shall be true and correct in all respects. Each obligation of the Purchaser and MergerCo required by this Agreement to be performed by it at or prior to the Closing will have been duly performed in all material respects at or prior to the Closing except that the obligations of the Purchaser pursuant to Section 2.2(b) shall be performed in all respects. At the Closing, the Shareholders will have received a certificate, dated the Closing Date and duly executed by an executive officer of the Purchaser and MergerCo (without personal liability to such officer) to the effect that the conditions set forth in the preceding sentences have been satisfied.

7.2.          Hart-Scott-Rodino. Any applicable waiting period under the HSR Act and the rules and regulations promulgated thereunder will have expired or been terminated.

7.3.          Absence of Injunction. No order, stay, judgment or decree will have been issued by any court and be in effect restraining or prohibiting the consummation of the transactions contemplated hereby.

7.4.          Certificates. The Purchaser and MergerCo will have furnished the Shareholders with such certificates of its officers and others as the Shareholders may reasonably request to evidence satisfaction of the conditions set forth in this Section 7, such certificates to be made without personal liability of such officer or other person signing such certificate.

7.5.          Corporate Proceedings. All corporate proceedings of MergerCo and all actions of the Purchaser in connection with the transactions contemplated by this Agreement and any ancillary agreements, and all documents and instruments incidental thereto, shall be reasonably satisfactory in form and substance to the Company and its counsel, and the Company and its counsel shall have received all such documents and instruments, or copies thereof, certified if requested, as may be reasonably requested.

7.6.          Opinions. The Shareholders shall have received an opinion of Debevoise & Plimpton, counsel to the Purchaser, substantially in the form of Exhibit F.

7.7.          Option Consents. The Company shall have received consents from each of Harvey Spevak, Paul Boardman, Ken Fleischer and Catherine Cassidy regarding the treatment of their respective Options pursuant to this Agreement, including that any Cashed Out Option Shares beneficially owned by them will be treated as Option Indemnitor Shares.

7.8.          Cash Adjustments Calculation. The Purchaser shall have approved, in accordance with Section 5.21 (a) hereof, the calculation of Cash Adjustments set forth in the certificate delivered to the Purchaser by the Company pursuant to Section 5.21(a).

SECTION 8.  TERMINATION

8.1.          Termination. This Agreement may be terminated at any time prior to the Closing:

(a)  by mutual consent of the Purchaser and the Shareholders; or

(b)  by the Purchaser or the Shareholders, if the Closing shall not have occurred prior to 5:00 p.m. Eastern Standard Time, on December 15, 2000; or

(c)  by the Purchaser or the Shareholders, if any court of competent jurisdiction or other Governmental Authority has issued a statute, order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting or making illegal the transactions contemplated by this Agreement, and such statute, order, decree, ruling or other action has become final and non-appealable.

If the Purchaser or the Shareholders terminate this Agreement pursuant to the provisions hereof, such termination will be effected by written notice to the other party specifying the provision hereof pursuant to which such termination is made.

8.2.          Effect of Termination.

(a)  Upon termination of this Agreement pursuant to Section 8.1 hereof, except as provided in clause (b) below:

(i)            this Agreement will forthwith become null and void;

(ii)           such termination will be the sole remedy with respect to any breach of any representation or warranty contained in or made pursuant to this Agreement, and

(iii)          no party hereto or any of their respective officers, directors, employees, agents, consultants, stockholders or principals will have any liability or obligation hereunder or with respect hereto.

(b)  The provisions of clause (a) above notwithstanding, no party will be relieved of liability for any willful breach of this Agreement.

SECTION 9.  SURVIVAL AND INDEMNIFICATION

9.1.          Survival. Notwithstanding any otherwise applicable statute of limitations, no claim, lawsuit or other proceeding arising out of or related to the breach of any representation, warranty or covenant contained in this Agreement or otherwise for indemnification pursuant to this Section 9 may be made at any time after March 31, 2002; provided, however, that (i) such claims, lawsuits or proceedings in respect of the representations or warranties contained in Section 3.7 and 3.11(e) may be made until 30 days after the expiration of any applicable statutes of limitations, (ii) such claims, lawsuits or proceedings in respect of the representations or warranties contained in Section 3.4 may be made until the third anniversary of the Closing Date and (iii) such claims, lawsuits or proceedings in respect of the payment of consideration pursuant to Section 2 or the representations or warranties contained in Sections 3.1, 3.2 and 3.3 may be made without time limitation.

9.2.          Shareholders’ Indemnification.

(a) The Shareholders, jointly and severally, subject to the limitations set forth in this Section 9, will indemnify the Purchaser and its employees, officers, directors, beneficial owners and Affiliates, and after the Effective Time, the Surviving Corporation (collectively, the “Purchaser Indemnities”) against and in respect of any and all Losses which are incurred by the Purchaser Indemnitees by reason of (i) the breach of any representation or warranty made by the Shareholders and the Company in Section 3 of this Agreement as of the date hereof, (ii) the failure of any representation or warranty made by the Shareholders and the Company in Section 3 of this Agreement that are qualified by references to “materiality” or “Material Adverse Effect,” or in Section 3.3 of this Agreement, to be true and correct in all respects as of the Closing (except for those that are made as of a certain date, which must be true and correct in all respects as of that date), (iii) the failure of any representation or warranty made by the Shareholders and the Company in Section 3 of this Agreement (other than Section 3.3) that are not qualified by references to “materiality” or “Material Adverse Effect” to be true and correct in all material respects as of the Closing (except for those that are made as of a certain date, which must be true and correct in all material respects as of that date), (iv) any breach of a covenant (other than the covenants contained in Sections 5.19 and 5.20) made by the Shareholders and the Company (to the extent applicable prior to Closing, in the case of the Company) in this Agreement, (v) any of the matters set forth in Section 3.8 of the Disclosure Schedule as in effect on the date hereof, (vi) any breach of any covenant contained in Sections 5.19 and 5.20 by the Shareholders, or (vii) the action entitled Equinox White Plains Road, Inc. v. 800 Associates (the “Scarsdale Action”).

(b)  The Purchaser Indemnitees may make no claim for indemnification pursuant to Section 9.2(a): (i) unless notice of such claim (describing the basic facts or events, the existence or occurrence of which constitute or have resulted in the alleged breach of a representation or warranty made in this Agreement) has been given to the Shareholders during the applicable survival period set forth in Section 9.1; and (ii) in the case of a claim made pursuant to Section 9.2(a)(i)-(vi), until claims for which Losses are otherwise recoverable hereunder by the Purchaser Indemnitees pursuant to Section 9.2(a)(i)-(vi) exceed $1,500,000 in the aggregate, in which event all such Losses shall be indemnifiable under this Section 9. Notwithstanding the foregoing, the maximum amount of Losses in respect of which the Purchaser Indemnitees may seek indemnification pursuant to Section 9.2(a)(i)-(v) shall be $25,000,000; provided that such maximum amount shall be $100,000,000 in the case of Losses incurred by the Purchaser Indemnitees by reason of the breach by the Shareholders and the Company of the representations and warranties contained in Section 3.1, 3.2 and 3.3 of this Agreement. This Section 9.2(b) shall not apply to any claim made under Section 9.8, to any breach of the obligation to pay transfer taxes pursuant to Section 5.12, or to any breach of a representation or warranty contained in Section 3.7.

(c)  Any payment pursuant to this Section 9.2 will be deemed an adjustment to the Merger Consideration.

(d)  The rights of the Purchaser Indemnitees under Sections 5.12, 8.1, 9.1 and 9.8 and this Section 9.2 shall be the exclusive remedy of the Purchaser Indemnitees with respect to breaches by the Shareholders of the representations or warranties, or for money damages with respect to breaches by the Shareholders of covenants, contained in this Agreement, except in the case of fraud on the part of the Shareholders or the Company.

(e)  In the event that any of the Shareholders is obligated to indemnify the Purchaser Indemnitees pursuant to this Section 9, such Shareholder will, upon payment of such indemnity, be subrogated to all rights of the Purchaser Indemnitees with respect to claims to which such indemnification relates.

(f)  Any payment required to be made to the Purchaser Indemnitees under this Section 9 shall be subject to Section 10.14 and shall be paid first out of the Escrowed Funds pursuant to the Cash Escrow Agreement and then by the Shareholders.

(g)  Except as set forth in this Section 9, Section 9.8 shall be the exclusive remedy of the Purchaser Indemnitees with respect to matters covered therein.

(h)  All rights, including the proceeds of any claim (net of any tax cost to the Surviving Corporation), of the Company or its Subsidiaries in respect of (i) the Scarsdale Action and (ii) the issuance prior to the Closing Date of guest passes by the Barbizon Hotel for use at the Company’s facility located at that site, shall be transferred to the Shareholders prior to the Closing pursuant to instruments reasonably acceptable to the Shareholders and shall not be taken into account in determining the amount of Cash Adjustments.

(i)  Each of the Purchaser, the Company and the Surviving Corporation shall acknowledge that the consummation of the transactions contemplated hereby shall not result in the payment of any “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code.

(j)  If a Purchaser Indemnitee deducts for Tax purposes a Loss described in Section 9.2(a) with respect to which the Shareholders have paid indemnification directly or indirectly to such Purchaser Indemnitee, the Surviving Corporation shall return or shall cause to be returned to the Shareholders’ Representative, promptly after such deduction is utilized (which for this purpose will include a reduction in the estimated tax payments by the Surviving Corporation), a portion of such indemnification equal to the amount by which such Purchaser indemnitee’s tax liability has been reduced by such deduction (determined after any increase in Taxes arising out of the receipt of the corresponding indemnification payment made by the Shareholders). For purposes of the immediately preceding sentence, any deduction of any Loss described in Section 9.2(a) shall be deemed to be utilized only after any deduction or other Tax benefit otherwise available to the Purchaser Indemnitee has been actually utilized. If any amount is returned under this Section 9.2(j) to the Shareholders’ Representative and the deduction which gave rise to such returned amount is later disallowed or is otherwise determined to be superfluous after taking into account the ordering rule in the preceding sentence, the Shareholders’ Representative shall make an appropriate recovery payment to the Surviving Corporation or the Purchaser Indemnitee, as applicable. This Section 9.2(j) shall not apply if the Shareholders shall not have been required to pay indemnification because of any limitation set forth in Section 9.2(b). In the event that the Surviving Corporation claims that a deduction has not been utilized, the Surviving Corporation shall make available to the Shareholders’ Representative on a reasonable basis and his representatives all books, records, returns, documents, files, other information necessary or useful in connection with such determination.

9.3.          The Purchaser’s Indemnification.

(a)  The Purchaser and its employees, officers, directors, and Affiliates, and, after the Effective Time, the Surviving Corporation, (collectively, the “Purchaser Indemnitors”), subject to the limitations set forth in this Section, will indemnify the Shareholders against and in respect of any and all Losses which may be incurred by reason of (i) the breach of any representation or warranty made by the Purchaser in Section 4 hereof or (ii) any breach of any covenant made by the Purchaser in this Agreement.

(b)  No claim for indemnification may be made by the Shareholders pursuant to Section 9.3(a)(i), (i) unless notice of such claim (describing the basic facts or events, the existence or occurrence of which constitute or have resulted in the alleged breach of a representation or warranty made in this Agreement) has been given to the Purchaser during the survival period set forth in Section 9.1, and (ii) until such claims for which Losses are otherwise recoverable hereunder by the Shareholders exceed $1,500,000 in the aggregate, in which event all such Losses shall be indemnifiable under this Section 9.

(c)  Any payment pursuant to this Section 9.3 will be deemed an adjustment to the Purchase Price.

(d)  The rights of the Shareholders under Sections 8.1, 9.1 and this Section 9.3 will be the exclusive remedy of the Shareholders with respect to breaches by the Purchaser of representations or warranties, or for money damages with respect to breaches by the Purchaser of covenants, contained in this Agreement, except in the case of fraud on the part of the Purchaser.

(e)  In the event that the Purchaser Indemnitors are obligated to indemnify the Shareholders pursuant to this Section 9, the Purchaser Indemnitors will, upon payment of such indemnity, be subrogated to all rights of the Shareholders with respect to claims to which such indemnification relates.

(f)  The principles of Section 9.2(j) shall apply mutatis mutandis, to determine the rights of the Purchaser Indemnitors to a return of indemnification payments made by them.

9.4.          Claims by Third Parties. Other than in the case of any Contest, which shall be governed by Section 9.7 of this Agreement, if a party to this Agreement seeks indemnity hereunder with respect to a claim by a third party:

(a)  For the purposes of this Section 9.4, “Third Party Claim” means any demand which has been made on, or communicated to the Purchaser, the Shareholders or the Company by or on behalf of any Person other than the entities aforementioned in this Section 9.4(a) and which, if maintained or enforced, may result in a claim for indemnification of the nature described in Section 9.2 or 9.3 of this Agreement being made.

(b)  Promptly upon receipt by Indemnitee of notice of any Third Party Claim in respect of which the Indemnitee proposes to demand indemnification from the Indemnitor, the Indemnitee shall forthwith give notice to that effect to the Indemnitor.

(c)  The Indemnitor shall have the right, exercisable by giving notice to the Indemnitee not later than 30 days after receipt of the notice described in Section 9.2 (c) or 9.3(c), as the case may be, to assume the control of the defense, compromise or settlement of the Third Party Claim.

(d)  Upon the assumption of control by the Indemnitor as aforesaid, the Indemnitor shall, at its expense, diligently proceed with the defense, compromise or settlement of the Third Party Claim at the Indemnitor’s sole expense, including employment of counsel reasonably satisfactory to the Indemnitee, and in connection therewith, the Indemnitee shall cooperate fully, but at the expense of the Indemnitor, to make available to the Indemnitor all pertinent information and witnesses under Indernnitee’s control and to make such assignments and take such other steps as in the opinion of counsel for the Indemnitor are necessary to enable the Indemnitor to conduct such defense, provided always that the Indemnitee shall be entitled to reasonable security from the Indemnitor for any expense, costs or other liabilities to which it may be or may become exposed by reason of such cooperation.

(e)  The final determination of any such Third Party Claim, including all related costs and expenses, will be binding and conclusive upon the parties hereto as to the validity or invalidity, as the case may be, of such Third Party Claim against the Indemnitor hereunder.

(f)  Should the Indemnitor fail to give notice to the Indemnitee as provided in clause (c) hereof or in the event the Indemnitor declines to undertake the defense of any Third Party Claim, action or proceeding when first notified thereof, the Indemnitee shall keep the Indemnitor advised as to the current status and progress thereof. The Indemnitee agrees not to make any offer of settlement without first having provided five (5) days advance written notice thereof to the Indemnitor.

(g)  In the event the Indemnitor undertakes the defense of any such claim, action or proceeding, the Indemnitee shall nevertheless be entitled to participate in (but not direct) the defense thereof with counsel of its own choice and at its own expense, and the parties agree to cooperate fully with one another in connection with the defense and/or settlement thereof; provided, however, that any decision to settle any such claim, action or proceeding shall be at the Indemnitor’s sole discretion. The foregoing notwithstanding, except with the prior written consent of the Indemnitee, which shall not be unreasonably withheld, no Indemnitor, in the defense of any such claim or litigation, shall consent to entry of any judgment or enter into any settlement that provides for injunctive or other nonmonetary relief affecting the Indemnitee or that does not include as an unconditional term thereof the giving by each claimant or plaintiff to such Indemnitee of a release from all liability with respect to such claim or litigation. From and after delivery of the notice referred to in Section 9.4(c) above, the Indemnitor shall be relieved of the obligation to reimburse the Indemnitee for any other legal, accounting or other out-of-pocket costs and expenses thereafter incurred by the Indemnitee with respect to the defense of such claim, action or proceeding notwithstanding any participation by the Indemnitee therein.

(h)  If the Indemnitee subsequently recovers all or part of the Third Party Claim from any other person legally obligated to pay the claim, the Indemnitee shall forthwith repay to the Indemnitor the amounts recovered up to an amount not exceeding the payment made by the Indemnitor to the Indemnitee by way of indemnity.

9.5.          Apportionment of Taxes. The parties agree that the transactions contemplated in this document will cause “a change of ownership of 50% or more” for the purposes of Treasury Regulation section 1.1362-3(b)(3) and shall not take any position on any Tax Return that is inconsistent with such section.

9.6.          Tax Returns. The Shareholders’ Representative shall be responsible for the preparation of all federal income Tax Returns required by law to be filed by the Company or any of its Subsidiaries after the Closing Date with respect to periods ending on or before the Year End Date (including the “S short year” (within the meaning of Treasury Regulation Section 1.1362-3) ending on the Year End Date). Such Tax Returns shall be prepared in a manner consistent with the past Tax Returns of the Company, and the Shareholders’ Representative shall consult in good faith with regard to such Tax Returns with the Purchaser and the Surviving Corporation. The Shareholders’ Representative shall deliver any such Tax

Returns to the Surviving Corporation 30 days before the due date of such return (taking into account all available extensions). The Surviving Corporation shall be allowed to comment on and dispute such Tax Returns.  In the event of any disagreement between the Surviving Corporation and the Shareholders’ Representative, such disagreement shall be resolved by a nationally recognized accounting firm mutually agreed to by the Surviving Corporation and the Shareholders’ Representative (the “Accountant”), and any such determination by the Accountant shall be final. The fees and expenses of the Accountant shall be borne by the Surviving Corporation and the Shareholders in inverse proportion as they may prevail on matters resolved by the Accountant, which proportionate allocations shall be determined by the Accountant at the time the determination of the Accountant is rendered on the merits of the matter submitted. If the Accountant does not resolve any differences between the Surviving Corporation and the Shareholders’ Representative with respect to such Tax Return at least 5 days prior to the due date therefor, such Tax Return shall be filed as prepared by the Shareholders’ Representative and amended to reflect the Accountant’s resolution.

9.7.          Contests.

(a)  Subject to Section 9.7(c), the Shareholders’ Representative shall, at his election, have the right to represent, settle and dispose of the Company’s or any of the Subsidiaries’, as the case may be, interests in any Contest relating to any Tax matter with respect to any Tax period (or portion thereof) ending on or prior to the Year End Date (including the “S short year” (within the meaning of Treasury Regulation Section 1.1362-3) or with respect to any contest pertaining to the subject matter of Section 3.7(m) in respect of the transactions contemplated hereby, and employ counsel of his choice at the Shareholders’ expense and to control the conduct, settlement or disposition of such Contest.

(b)  Unless the Purchaser or the Surviving Corporation has previously received written notice from the Shareholders’ Representative of the existence of such a Contest, the Purchaser or the Surviving Corporation, as the case may be, shall give written notice to the Shareholders’ Representative of the existence of any Contest relating to a Tax matter described in Section 9.7(a) within ten days from the receipt by the Purchaser or the Surviving Corporation after the Closing Date of any written notice of such Contest, but no failure to give such notice shall relieve the Shareholders of any liability hereunder except to the extent, if any, that the rights of the Shareholders with respect to such claim are materially prejudiced. Unless the Shareholders’ Representative has previously received written notice from the Surviving Corporation of the existence of such Contest, the Shareholders’ Representative shall give written notice to the Surviving Corporation of the existence of any Contest within ten days from the receipt by the Shareholders’ Representative of any written notice of such Contest.

(c)  The Purchaser, the Company and the Subsidiaries, on the one hand, and the Shareholders, on the other, agree, in each case at no cost to the other party, to cooperate with the other and the other’s representatives as reasonably requested and in a prompt and timely manner in connection with any Contest. Such cooperation shall include, but not be limited to, making available on a reasonable basis to the other party, during normal business hours, all books, records, returns, documents, files, other information (including, without limitation working papers and schedules), officers or employees (without substantial interruption of employment) or other relevant information necessary or useful in connection with any Contest requiring any such books, records and files. The Shareholders’ Representative shall consult with the Surviving Corporation regarding any such Contest and shall allow the Purchaser and the Surviving Corporation to participate in any such Contest concerning a Tax matter described in

Section 9.7(a) and shall not settle or dispose of any such Contest without the prior written consent of the Purchaser, which consent shall not be unreasonably withheld or delayed. The Surviving Corporation shall have the right to control the conduct of any Contest in its sole discretion with respect to any other Tax matter.

9.8.          Indemnification for Taxes.   Each of the Shareholders covenants and agrees, jointly and severally, to be responsible for, defend, indemnify and hold harmless the Purchaser, the Company, each of its Subsidiaries and their respective Affiliates from and against, and to pay (i) all Taxes imposed on or with respect to the Company or any of its Subsidiaries attributable to, arising from or relating to any taxable period (or portion thereof) ending on or before the Year End Date to the extent that the total amount of such Taxes exceeds the total reserve with respect to Taxes reflected (excluding for this purpose any deferred tax liability reserves and any reserves for non-current taxes) on the Financial Statements as of June 30, 2000 (including without limitation, any such Taxes that are attributable to any transactions contemplated by this Agreement), (ii) all Taxes (other than transfer taxes described in Section 5.12) asserted against the Company or any of its Subsidiaries as a result of the Company or any of its Subsidiaries, as the case may be, having acquired assets (including by merger) from another Person prior to the Closing (whether as transferee or otherwise), and (iii) any liability for Taxes arising out of or by virtue of any inaccuracy in or breach of any representation or warranty made by the Company in Section 3.7, in each of the above cases together with any reasonable out-of-pocket fees and expenses (including reasonable attorneys’ and accountants’ fees) as incurred by the Purchaser, the Company or their Affiliates in connection with the assessment or collection thereof (provided, in the case of Section 3.7(m), that the Purchaser does not file any Tax Return which contains any position inconsistent with the representations and warranties set forth therein). For purposes of clause (i) of Section 9.8, any liability attributable to a taxable period which begins before and ends after the Year End Date shall be apportioned between the portion of such period ending on the Year End Date and the portion beginning on the day after the Year End Date (x) in the case of real and personal property Taxes and any capital Taxes, by apportioning such Taxes on a per diem basis, (y) in the case of income Taxes, on the basis of the taxable income or loss of the Company or any of its Subsidiaries, as determined from the books and records of the Company or any of its Subsidiaries for such partial period, and (z) in the case of Taxes other than Taxes described in clauses (x) and (y), on the basis of the actual activities of the Company or any of its Subsidiaries, as determined from the books and records of the Company or any of its Subsidiaries for such partial period. Neither the Company nor any of its Subsidiaries shall be deemed, for the purpose of the Shareholders’ obligation under this Section 9.8, to have the benefit of any net operating loss, net capital loss or other Tax credit or benefit that is attributable to, arises from or relates to any taxable period (or portion thereof) commencing after the Year End Date. If a Purchaser Indemnitee deducts for Tax purposes a Tax liability described in this Section 9.8 with respect to which the Shareholders have paid indemnification directly or indirectly to such Purchaser Indemnitee, the Surviving Corporation shall return or cause to be returned to the Shareholders’ Representative, promptly after such deduction is utilized (which for this purpose will include a reduction in the estimated tax payments by the Surviving Corporation), a portion of such indemnification equal to the amount by which such Purchaser Indemnitee’s Tax liability has been reduced by such deduction (determined after any increase in Taxes arising out of the receipt of the corresponding indemnification payment made by the Shareholders). For purposes of the immediately preceding sentence, any deduction of any Tax liability described in this Section 9.8 shall be deemed to be utilized only after any deduction or other Tax benefit otherwise available to the Purchaser Indemnitee has been actually utilized. If any amount is returned under this Section 9.8 to the Shareholders’ Representative and the deduction which gave rise to such returned amount is later disallowed or is otherwise determined to be superfluous after taking into account the ordering rule in the preceding sentence, the Shareholders’ Representative shall make an appropriate recovery payment to the Surviving Corporation or the Purchaser Indemnitee, as applicable.  In the event that the Purchaser Indemnitee claims that a deduction has not been utilized, the Surviving Corporation shall make available to the Shareholders’ Representative and his representatives on a reasonable basis all books, records, returns, documents, files, other information necessary or useful in connection with such determination.

9.9.          Post Allocation Date Taxes. As soon as practical following the Closing, the Surviving Corporation shall pay to the Shareholders an amount equal to the product of (A) the Company’s taxable income (as computed for U.S. federal income tax purposes in accordance with Section 9.6) earned in the ordinary course of business from and including October 1, 2000 to and including the Year End Date and (B) 12.5%, provided, that in no event shall the amount distributed pursuant to this Section 9.9 exceed $500,000. Such payment shall be treated for Tax purposes as additional Merger Consideration.

SECTION 10. MISCELLANEOUS

10.1.        Headings. The section headings herein are for convenience of reference only, do not constitute part of this Agreement and will not be deemed to limit or otherwise affect any of the provisions hereof. References to Sections, unless otherwise indicated, are references to Sections of this Agreement.

10.2.        Notices. All notices to be given pursuant to this Agreement to any party must be in writing and will be deemed to have been validly given:

(a)  if delivered by hand to an officer or agent of such party at its address given below; or

(b)  if delivered by facsimile transmission, to such party at its address given below.

The address of each party for the purposes of this Agreement is as follows:

If to the Shareholders, to the addresses specified on Annex I hereto;

With a copy to:

Cleary, Gottlieb, Steen & Hamilton
One Liberty Plaza
New York, New York 10006
Fax No.  (212) 225-3999

Attention:  Paul J. Shim, Esq.

If to the Purchaser:

NCP-EH, LP.

c/o North Castle Partners, L.L.C.

60 Arch Street

Greenwich, Connecticut 06830

Fax No. (203) 618-1860

Attention: Peter J. Shabecoff

With copies to:

Equinox Holdings, Inc.
895 Broadway
New York, NY 10003
Fax No.  (212) 777-9510

Attention: President

and

Debevoise & Plimpton

875 Third Avenue

New York, New York 10022

Fax No.  (212) 909-6836

Attention: Franci J. Blassberg, Esq.

and

c/o J.W. Childs Associates, L.P.
One Federal Street
Boston, MA 02110
Telephone:  (617) 753-1100
Attention: Glenn A. Hopkins

and

Kaye, Scholer, Fierman, Hays & Handler, LLP

425 Park Avenue

New York, New York 10022

Fax:  (212) 836-7152

Telephone: (212) 836-8000

Attention: Stephen C. Koval, Esq.

Either party may by notice to the other change its address for notice and will so change its address for notice whenever its existing address for notice ceases to be adequate for delivery both by hand and by facsimile.

Notices so given will be deemed to be given and received:

(a)           on the date of delivery, if delivered by hand; and

(b)           upon confirmed transmission if sent by facsimile.

10.3.        Assignment. This Agreement and all provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any right, interest, or obligation hereunder may be assigned by any party hereto without the prior written consent of the other party and any purported assignment or other transfer without such consent shall be void and unenforceable; provided, that the Purchaser may assign this Agreement or a portion of its rights hereunder to any Affiliate or subsidiary of the Purchaser, or to any lender to the Purchaser or any subsidiary or Affiliate thereof as security for obligations to such lender, and provided, further, that no assignment to any such lender shall in any way affect the Purchaser’s obligations or liabilities under this Agreement.

10.4.        Entire Agreement. This Agreement (including the Disclosure Schedule and Schedules hereto and thereto) and the Cash Escrow Agreement, the Share Escrow Agreement, the Shareholders Agreement and the Registration Rights Agreement embody the entire agreement and understanding of the parties with respect to the transactions contemplated hereby and thereby and supersede all prior written or oral commitments, arrangements or understandings with respect thereto (other than the Confidentiality Agreement, which will terminate at the Closing).  There is no restriction, agreement, promise, warranty, covenant or undertaking among the parties hereto with respect to the transactions contemplated hereby and thereby other than those expressly set forth herein or therein.

10.5.        Amendment; Waiver.

(a)  This Agreement may only be amended or modified in writing signed on behalf of each of the parties hereto.

(b)  Any party hereto may, by an instrument in writing, waive compliance with any term or provision of this Agreement on the part of such other party or parties hereto. The waiver by any party hereto of a breach of any term or provision of this Agreement will not be construed as a waiver of any right or subsequent breach.

10.6.        Counterparts. This Agreement may be executed in two or more counterparts, all of which will be considered one and the same agreement and each of which will be deemed an original.

10.7.        Governing Law. This agreement wilt be governed by the laws of the State of New York (regardless of the laws that might be applicable under principles of conflicts of law that would require the application of the law of another jurisdiction) as to all matters, including but not limited to matters (except to the extent the law of the State of Delaware mandatorily applies) of validity, construction, effect and performance.

10.8.        Severability. If any one or more of the provisions of this Agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Agreement will not be affected thereby, and the Shareholders and the Purchaser will use their reasonable efforts to substitute one or more valid, legal and enforceable provisions which insofar as practicable implement the purposes and intent hereof. To the extent permitted by applicable law, each party waives any provision of law which renders any provision of this Agreement invalid, illegal or unenforceable in any respect.

10.9.        Consent to Jurisdiction. The Purchaser and the Shareholders hereby submit to the exclusive jurisdiction of the courts of the State of New York or the courts of the United States located in the State of New York in respect of the interpretation and enforcement of the provisions of this Agreement and any related agreement and hereby waive, and agree not to assert, any defense in any action, suit or proceeding for the interpretation or enforcement of this Agreement and any related agreement, that they are not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in such courts or that this Agreement may not be enforced in or by such courts or that their property is exempt or immune from execution, that the suit, action or proceeding is brought in an inconvenient forum, or that the venue of the suit, action or proceeding is improper. Service of process with respect thereto may be made upon the Purchaser, MergerCo, the Company or the Shareholders by mailing a copy thereof by registered or certified mail, postage prepaid, to such party at its address as provided in Section 10.2 hereof. Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Agreement, or the breach, termination or validity of this Agreement, or the transactions contemplated by this Agreement. Each party certifies and acknowledges that (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (ii) each such party understands and has considered the implications of this waiver, (iii) each such party makes this waiver voluntarily, and (iv) each such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 10.9.

10.10.      Third Person Beneficiaries. This Agreement is not intended to confer upon any Person other than the parties hereto, any rights or remedies hereunder, except that the lenders providing the New Debt Financing shall be third party beneficiaries with respect to, and may directly enforce the provisions of, Sections 2.12(h), 2.13(b) and Section 2.13A(b).

10.11.      Representations and Warranties; Disclosure Schedule; No Waiver. (a) Neither the specification of any dollar amount in the representations and warranties set forth in Section 3 nor the indemnification provisions of Section 9 nor the inclusion of any items in the Disclosure Schedule to this Agreement will be deemed to constitute an admission by the Shareholders or the Purchaser, or otherwise imply, that any such amounts or the items so included are material for the purposes of this Agreement. The inclusion of any matter in the Disclosure Schedule shall not be deemed to constitute an acknowledgment that the matter is required to be disclosed by the terms of this Agreement. All documents or information disclosed in one section of the Disclosure Schedule to this Agreement will be deemed to be incorporated by reference in another section of the Disclosure Schedule to the extent that it is reasonably apparent from a reading of such disclosure that it also qualifies or applies to such other section of the Disclosure Schedule.  For purposes of this Agreement, the determination as to whether any item, event, circumstance or amount is “material” shall be made with reference to the Company and its Subsidiaries, taken as a whole, and references to “Material Adverse Effect” shall be deemed to be qualified by “individually or in the aggregate.”

(b)   Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. Except as expressly set forth in this Agreement, the rights and remedies of any party based upon, arising out of or otherwise in respect of any inaccuracy or breach of any representation, warranty, covenant or agreement or failure to fulfill any condition shall in no way be limited by the fact that the act, omission, occurrence or other state of facts upon which any claim of any such inaccuracy or breach is based may also be the subject matter of any other representation, warranty, covenant or agreement as to which there is no inaccuracy or breach. The representations and warranties of the Shareholders shall not be affected or deemed waived by reason of any investigation made by or on behalf of the Purchaser (including but not limited to by any of its advisors, consultants or representatives) or by reason of the fact that the Purchaser or any of its advisors, consultants or representatives knew or should have known that any such representation or warranty is or might be inaccurate.

10.12.      United States Dollars. All dollar amounts referred to herein will be in lawful currency of the United States of America.

10.13.      Expenses. Except as otherwise provided herein, each of the parties hereto shall bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

10.14.      Shareholders’ Representative.

(a)  Each of the Shareholders hereby irrevocably appoints Mr. Donate Errico, Jr. (the “Shareholders’ Representative”) as such Shareholders’ agent to take any action required or permitted to be taken by such Shareholder under the terms of this Agreement, the Cash Escrow Agreement or the Share Escrow Agreement, including, without limiting the generality of the foregoing, the giving and receipt of any notices to be delivered or received by or on behalf of any or all of the Shareholders, and agrees to be bound by any and all actions taken by such agent on such Shareholders’ behalf.

(b)  The Purchaser shall be entitled to rely exclusively upon any communications or writings given or executed by the Shareholders’ Representative and shall not be liable in any manner whatsoever for any action(s) taken or not taken in reliance upon the action(s) taken or not taken or communications or writings given or executed by the Shareholders’ Representative. The Purchaser shall be entitled to disregard any notices or communications given or made by any Shareholder unless given or made through the Shareholders’ Representative and any notice, writing or other communication given or made to the Shareholders’ Representative shall be deemed to have been given to all Shareholders.

10.15.      Options. The Purchaser acknowledges that all Options have been treated by the Company as options; and the Company and the Shareholders agree to continue to treat the Options as options.

* * *

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

NCP-EH RECAPITALIZATION CORP.

By:	/s/ Adam Saltzman
Name:	Adam Saltzman
Title:	Vice President

NCP-EH, L.P.
By: NCP-EH GP, L.L.C., its general partner

By:	/s/ Adam Saltzman
Name:	Adam Saltzman
Title:	Executive Vice President

EQUINOX HOLDINGS, INC.

By:
Name: Donato Errico, Jr. Title: President

Donato Errico, Jr.

Vito Errico

Lavinia Errico (Jr.)

Donato Errico, Sr.

Lavinia Errico (Sr.)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

NCP-EH RECAPITALIZATION CORP.

By:
Name:
Title:

NCP-EH, L.P.

By:
Name:
Title:

EQUINOX HOLDINGS, INC.

By:	/s/ Donato Errico
Name: Donato Errico, Jr.
Title: President

/s/ Donato Errico, Jr.
Donato Errico, Jr.

/s/ Vito Errico
Vito Errico

/s/ Lavinia Errico (Jr.)
Lavinia Errico (Jr.)

/s/ Donato Errico, Sr.
Donato Errico, Sr.

/s/ Lavinia Errico (Sr.)
Lavinia Errico (Sr.)

/s/ Harvey Spevak
Harvey Spevak

/s/ Rakesh Ahuja
Rakesh Ahuja

/s/ Terri Bialsky
Terri Bialsky

/s/ Frances Errico
Frances Errico

Annex I

THE SHAREHOLDERS

Name	Address

Donato Errico, Jr.	71 Shipwreck Drive Amagansett, NY 11930
Vito Errico	45 Kenaco Road Kent, CT 06757
Lavinia Errico (Jr.)	1385 York Avenue New York, NY 10021
Donato Errico, Sr.	301 Beech Street Hackensack, NJ 07601
Lavinia Errico (Sr.)	301 Beech Street Hackensack, NJ 07601
Harvey Spevak	315 West 102nd Street, Apt 4A New York, NY 10025
Rakesh Ahuja	410 Westover Road Stamford, CT 06902
Terri Bialsky	33 Wooded Oak Lane East Hampton, NY 11937
Frances Errico	127 West 79th Street, Apt 6D New York, NY 10024

1

Annex II

Shareholder	Total Common Shares	Cashed Out Common Shares	Rollover Common Shares

Donato Errico, Jr.	3,485,359
Vito Errico	3,230,000
Lavinia Errico (Jr.)	3,000,000
Donato Errico, Sr. and Lavinia Errico (Sr.)	62,138
Harvey Spevak	20,000
Rakesh Ahuja	250,000
Terri Bialsky	150,380
Frances Errico	150,380
TOTAL	10,348,257

1

Annex III

Option holder	Total Option Shares	Cashed Out Option	Rollover Option

Paul Boardman	208,000	69,333	138,667
Catherine Cassidy	40,000	20,000	20,000
Matthew Colello	1,667	1,667	0
Robert Condon	3,333	3,333	0
Rocco Greco	10,000	10,000	0
Harvey Spevak	180,000	90,000	90,000
Ken Fleischer	25,000	0	25,000
Judy Taylor	3,333	3,333	0

TOTAL	471,333	197,666	273,667

Annex IV

Directors and Officers of Surviving Corporation

Directors

Donato Errico, Jr.

Harvey Spevak

Ben James

Ted Yun

Glenn Hopkins

Adam Saltzman

Jerry Horn

Chip Baird

Officers

Harvey Spevak, President

Adam Saltzman, Vice President

Glenn Hopkins, Vice President

Kyle Cruz, Treasurer

Marc Magliacano, Secretary

Ken Fleischer, Chief Financial Officer